CERTIFICATE OF THE LEGAL REPRESENTATIVE AND

ACCOUNTANT OF BANCOLOMBIA S.A.

Medellin, February 10, 2014

The undersigned Legal Representative and Accountant of Bancolombia S.A. certify that the consolidated financial statements and of all the companies that make up Grupo Bancolombia as of December 31, 2013 and 2012 have been faithfully taken from the books of affiliates and subordinates and that before being available to them and to third parties, we have verified the following statements contained therein:

a)	The assets and liabilities included in such financial statements as of December 31, 2013 and 2012 exist and the transactions included have been made during the year then ended.

b)	The economic events that occurred during the year ended on December 31, 2013 and 2012 have been recognized in such financial statements.

c)	The assets represent probable future economic benefits (rights) and the liabilities represent probable future economic sacrifices (obligations), obtained or charged to each of the entities as of December 31, 2013 and 2012.

d)	All the elements have been recognized for their appropriate values in accordance with the generally accepted accounting principles in Colombia.

e)	All the economic events affecting the entities have been properly classified, described and disclosed in such financial statements.

In compliance with Law 964/2005 in article 46 we certify: that the attached financial statements and other reports relevant to the public do not contain any defects, inaccuracies or errors that prevent people from knowing the true financial position or the operations of the entity.

Carlos Raúl Yepes Jiménez	Jorge Humberto Hernández A.
Legal Representative	Accountant PL 45155-T

1

BANCOLOMBIA S.A. and Subsidiaries

Consolidated Balance Sheets

Years ended December 31, 2013 and 2012

(Stated in millions of Colombian pesos)

	2013	2012
Assets
Cash and due from banks	11,427,441	7,144,015
Funds sold and securities purchased under agreements to resell	3,981,205	1,025,082
Cash and cash equivalents:	15,408,646	8,169,097

Debt securities	12,136,179	11,432,214
Trading	6,537,697	6,492,812
Available for sale	1,803,144	1,456,042
Held to maturity	3,795,338	3,483,360
Equity securities	1,680,237	1,136,256
Trading	411,987	327,091
Available for sale	1,268,250	809,165
Allowance for impairment	(10,626)	(14,159)
Total investment securities (note 3)	13,805,790	12,554,311

Commercial loans	52,363,519	42,465,660
Consumer loans	16,601,890	12,580,661
Small business loans	516,767	334,591
Mortgage loans	10,295,930	5,957,824
Financial leases	9,681,436	8,649,943
Allowance for loan and financial lease losses	(4,065,530)	(3,249,639)
Total Loans and financial leases, net (note 4)	85,394,012	66,739,040

Accrued interest receivable on loans and financial leases	624,317	578,067
Allowance for accrued interest losses	(63,745)	(54,026)
Total Interest accrued, net	560,572	524,041

Customers' acceptances and derivatives	602,409	783,014
Accounts receivable, net (note 5)	1,537,218	1,243,263
Premises and equipment, net	2,191,677	1,341,698
Foreclosed assets, net	103,565	84,818
Prepaid expenses and deferred charges, net	690,932	772,930
Goodwill (note 6)	3,589,203	571,373
Premises and equipment under operating leases, net	2,919,181	2,191,928
Other assets	2,590,110	2,088,947
Reappraisal of assets	1,422,926	851,920

Total Assets	130,816,241	97,916,380

Total Memorandum accounts	574,503,144	475,622,182

2

	2013	2012
Liabilities and Stockholders' Equity
Liabilities
Deposits
Non bearing interest	14,680,487	9,798,874
Checking accounts	13,617,057	8,820,458
Other	1,063,430	978,416
Interest bearing	71,876,092	54,359,846
Checking accounts	3,167,876	2,478,443
Time deposits (note 7)	34,058,452	24,767,489
Savings deposits	34,649,764	27,113,914
Total deposits	86,556,579	64,158,720

Funds purchased and securities sold under agreements to repurchase	1,124,802	44,935
Bank acceptances outstanding and derivatives	464,514	625,632
Interbank borrowings	7,876,792	1,803,665
Borrowings from development and other domestic banks	4,631,300	3,467,843
Accrued interest payable	610,511	523,655
Accounts payable	2,611,114	2,311,221
Other liabilities	1,250,757	888,190
Long-term debt (note 8)	12,328,275	12,059,219
Accrued expenses	423,303	344,951
Minority interest	445,448	81,394
Total Liabilities	118,323,395	86,309,425

Stockholders' Equity
Subscribed and paid in capital	425,914	425,914
Reserves (note 9)	9,802,509	7,199,617
Surplus (note 10)	813,784	930,848
Retained earnings		1,348,530
Net Income	1,450,639	1,702,046
Total Stockholders' Equity	12,492,846	11,606,955

Total Liabilities and Stockholders' equity	130,816,241	97,916,380

Total Memorandum accounts against	574,503,144	475,622,182

The accompanying notes form an integral part of these Consolidated Financial Statements.

CARLOS RAÚL YEPES JIMÉNEZ	JORGE HUMBERTO HERNÁNDEZ A.	DORIAN ECHEVERRY QUINTERO
Chief Executive Officer	Chief Accounting Officer T.P. 45155-T	Assurance Partner T.P. 23868-T
(See my certification as of February 10, 2014)	(See my certification as of February 10, 2014)	Member of PricewaterhouseCoopers Ltda (See my opinion as of February 10, 2014)

3

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2013 and 2012

(Stated in millions of Colombian pesos except earnings for share stated in Colombian pesos)

	2013	2012

Interest income
Loans	6,730,380	6,047,906
Investment Securities	489,528	759,513
Funds sold and securities purchased under agreements to resell	26,900	24,178
Financial leases	883,876	830,286

Total interest income	8,130,684	7,661,883

Interest expense
Checking accounts	29,403	24,931
Time deposits	1,330,439	1,117,435
Savings deposits	642,616	659,355

Total interest expense on deposits	2,002,458	1,801,721

Interbank borrowings	77,995	50,209
Borrowings from development and other domestic banks	223,193	220,096
Funds purchased and securities sold under agreements to repurchase	61,104	97,620
Long-term debt	757,376	725,214

Total interest expense	3,122,126	2,894,860

Net interest income	5,008,558	4,767,023

Provision for loan and accrued interest losses and other receivables , net	(1,394,075)	(1,240,339)
Recovery of charged-off loans	231,396	167,819
Provision for foreclosed assets and other assets	(152,802)	(118,961)
Recovery of provisions for foreclosed assets and other assets	84,881	80,608

Total net provisions	(1,230,600)	(1,110,873)

Net interest income after provisions for loans and accrued interest losses	3,777,958	3,656,150

Commissions from banking services	469,896	449,452
Electronic services and ATM fees	87,516	73,887
Branch network services	135,474	126,356
Collections and payments fees	283,788	256,503
Credit card merchant fees	8,295	9,684
Credit and debit card fees	731,095	654,900
Checking fees	70,261	72,636
Fiduciary activities	207,994	208,583
Brokerage fees	62,615	63,631
Check remittance	44,368	22,120
International wire transfers	62,921	71,932

Fees and other service income	2,164,223	2,009,684

Fees and other service expenses	(247,867)	(202,644)

Total fees and income from services, net	1,916,356	1,807,040

4

	2013	2012

Other operating income
Foreign exchange gains (loss), net	94,595	103,953
Gains on Forward contracts in foreign currency	27,320	58,902
Gains on sales of investments on equity securities	3,780	82,187
Gains on sale of mortgage loan	31,593	43,146
Dividend income	63,007	47,610
Revenues from commercial subsidiaries	143,893	147,304
Insurance income	10,164	-
Communication, postage, rent and others	465,773	349,995

Total other operating income	840,125	833,097

Total operating income	6,534,439	6,296,287

Operating expenses
Salaries and employee benefits	1,467,780	1,394,027
Bonus plan payments	154,550	204,201
Indemnities benefits	33,965	39,452
Administrative and other expenses	2,327,908	2,040,223
Insurance on deposit, net	135,816	105,675
Donation expenses	11,525	13,512
Depreciation	428,856	319,602

Total operating expenses	4,560,400	4,116,692

Net operating income	1,974,039	2,179,595

Goodwill amortization	78,880	45,690

Non-operating income (expense)
Other income	233,721	148,751
Minority interest	(17,364)	(5,723)
Other expense	(179,294)	(107,813)

Total non-operating income, net	37,063	35,215

Income before income taxes	1,932,222	2,169,120

Income tax expense	(417,095)	(467,074)

Net income	1,515,127	1,702,046

Earnings per share	1,778.7	2,013

The accompanying notes form an integral part of these Consolidated Financial Statements.

CARLOS RAÚL YEPES JIMÉNEZ	JORGE HUMBERTO HERNÁNDEZ A.	DORIAN ECHEVERRY QUINTERO
Chief Executive Officer	Chief Accounting Officer T.P. 45155-T	Assurance Partner T.P. 23868-T
(See my certification as of February 10, 2014)	(See my certification as of February 10, 2014)	Member of PricewaterhouseCoopers Ltda (See my opinion as of February 10, 2014)

5

Bancolombia S.A. and Subsidiaries

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2013 and 2012

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except share data that is expressed in Colombian pesos)

				Surplus
	Subscribed and paid in capital	Legal Reserve	Voluntary Reserve	Reappraisal of assets	Gross unrealized gain or (loss) on available for sale investments and hedging derivates	Revaluation of equity	Retained earnings	Net Income	Stockholders' equity

Balance at December 31, 2011	393,914	4,153,274	679,483	637,040	9,949	312,648	1,143,158	1,663,894	8,993,360

Transfer to appropriated retained earnings							1,663,894	(1,663,894)	-

COP 708.00 per share payable in four quarterly installments of COP 177.00 per share from April 2012 on 509,704,584 and 278,122,419 common and preferred shares, respectively			-				(603,094)		(603,094)

Issuance of 63,999,997 preferred shares at a price of $25,811 per share and nominal value of $500 per share.	32,000	1,619,917							1,651,917

Transfer to legal reserve		556,152					(556,152)		-

Transfer to investment reserve			33,021				(33,021)		-

Other movements		(520,880)	678,650	55,795	14,302	165	(266,255)		(38,223)

Equity Tax						(99,051)			(99,051)

Net income								1,702,046	1,702,046

Balance at December 31, 2012	425,914	5,808,463	1,391,154	692,835	24,251	213,762	1,348,530	1,702,046	11,606,955

Transfer to appropriated retained earnings							1,702,046	(1,702,046)	-

COP 754.00 per share payable in four quarterly installments of COP 188.50 per share from April 2013 on 509,704,584 and 342,122,416 common and preferred shares, respectively			(642,278)				-		(642,278)

Transfer to legal reserve		1,213,522					(1,213,522)		-

Transfer to investment reserve			70,968				(70,968)		-

(1) Appropriation of profits at the end of the first semester		432,490					(368,002)	(64,488)	-

Other movements		1,783,117	(254,927)	135,171	(63,922)	29	(1,398,084)		201,384

Equity Tax						(188,342)			(188,342)

Net income								1,515,127	1,515,127

Balance at December 31, 2013	425,914	9,237,592	564,917	828,006	(39,671)	25,449	-	1,450,639	12,492,846

(1) During 2013, the Bank’s subsidiaries, Leasing Bancolombia S.A, Bancolombia Panamá S.A, Factoring Bancolombia S.A and Renting Colombia S.A, prepared their semi-annual financial statements for the six-month period ended June 30, 2013.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CARLOS RAÚL YEPES JIMÉNEZ	JORGE HUMBERTO HERNÁNDEZ A.	DORIAN ECHEVERRY QUINTERO
Chief Executive Officer	Chief Accounting Officer T.P. 45155-T	Assurance Partner T.P. 23868-T
(See my certification as of February 10, 2014)	(See my certification as of February 10, 2014)	Member of PricewaterhouseCoopers Ltda (See my opinion as of February 10, 2014)

6

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

(Stated in millions of Colombian pesos)

	2013	2012
Cash flows from operating activities:

Net income	$1,515,127	$1,702,046
Minority interest	17,364	5,723
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan, accrued interest and accounts receivable losses	1,379,330	1,237,841
Provision for foreclosed assets and other assets	138,473	109,212
Depreciation and amortization	771,967	540,682
Recovery of provision for foreclosed assets and other assets	(71,422)	(78,110)
Gains on sale of mortgage loans and other assets	(91,505)	(18,108)
Valuation gain on investment securities	(504,630)	(840,774)
Valuation gain on derivative contracts	(21,056)	(54,379)
Equity taxes expense	20,801	18,123
Deferred income tax	(74,186)	(26,488)
Foreclosed assets donation	4,086	6,630

Increase in loans	(9,693,091)	(10,918,827)
Decrease in customers' acceptances and derivatives	76,050	210,558
Increase in accounts receivable	(78,735)	(487,850)
(Increase) Decrease in other assets	(52,259)	26,796
Increase in deposits and other liabilities	11,850,058	12,724,158
Increase in accounts payable	229,194	392,089
Equity taxes paid	(117,240)	(117,230)
Increase (Decrease) other liabilities	77,864	(42,285)
Increase in estimated liabilities and allowances	14,583	71,293
Change in trading investment securities	126,017	(2,338,328)
Net losses from sales of foreclosed assets	55,118	85,825
Increase in assets to place in lease contracts	(305,823)	(402,141)

Net cash provided by (used in) operating activities	5,266,085	1,806,456

Cash flows from investing activities:
Purchases of available for sale debt securities	(1,373,163)	(1,439,904)
Proceeds from sales of debt securities	1,949,181	1,768,227
Purchases of held to maturity debt securities	(2,041,799)	(1,363,948)
Proceeds from maturities of debt securities	1,977,651	1,701,759
Purchases of available for sale equity securities	(2,274,860)	(362,631)
Proceeds from sales of equity securities	6,833	12,306
Proceeds from sales of Aseguradora Suiza Salvadoreña subsidiary	-	135,788
Purchases of Property, plant and Equipment	(1,841,335)	(1,132,436)
Proceeds from sales of property, plant and equipment	323,636	180,988
Software purchases under INNOVA project	(53,489)	(94,459)
Net cash used in investing activities	(3,327,345)	(594,310)

7

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

(Stated in millions of Colombian pesos)

(Continued)

	2013	2012
Cash flows from financing activities:

Increase (Decrease) in overnight funds	1,055,036	(1,909,165)
Increase (Decrease) in interbank borrowings and other financial obligations	4,895,848	(1,857,441)
Placement of long-term debts	741,605	2,869,462
Payment of long-term debts	(1,105,513)	(674,106)
Issuance of preferred shares	-	1,651,917
Dividends paid	(632,004)	(583,421)
Net cash provided by (used in) financing activities	4,954,972	(502,754)

Increase cash and cash equivalents	6,893,712	709,392
Effects of exchange rate changes on cash and cash equivalents	345,837	(269,292)

Cash and cash equivalents at beginning of year	8,169,097	7,728,997

Cash and cash equivalents at end of year	$15,408,646	$8,169,097

The accompanying notes form an integral part of these Consolidated Financial Statements.

CARLOS RAÚL YEPES JIMÉNEZ	JORGE HUMBERTO HERNÁNDEZ A.	DORIAN ECHEVERRY QUINTERO
Chief Executive Officer	Chief Accounting Officer T.P. 45155-T	Assurance Partner T.P. 23868-T
(See my certification as of February 10, 2014)	(See my certification as of February 10, 2014)	Member of PricewaterhouseCoopers Ltda (See my opinion as of February 10, 2014)

8

BANCOLOMBIA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013 and 2012

(Amounts stated in millions of Colombian pesos and thousands of US dollars, except for the dollar-peso exchange rate)

NOTE 1 – REPORTING ENTITY

Bancolombia S.A., hereinafter the Parent Company, is a private loan institution, with its main domicile in Medellin (Colombia), incorporated under the name Banco Industrial Colombiano according to Public Deed No. 388 dated January 24, 1945 of the First Notary of Medellin, authorized by the Finance Superintendence of Colombia, hereinafter the Superintendence. The corporate purpose of the Parent Company is constituted by all the operations, businesses, acts and services of the banking activity, as well as the acts directly related thereto and those intended to exercise the rights or to meet the obligations, legally or conventionally derived from the existence and activity of the company. The Parent Company may participate in the capital of other companies, as permitted by law, under the terms and with the requirements, limits or conditions set forth therein.

The term provided in the bylaws is until December 8, 2044, but it may be dissolved or extended before such term. The operation was granted by the Superintendence on a definitive basis in accordance with Resolution No. 3140 dated September 24, 1993.

As for statutory amendments, a bylaws amendment was formalized in year 2011 and by means of public deed No. 1638 dated March 25, 2011 of the 29th Notary of Medellin and its significant changes were the reduction of the number of members of the Board of Directors from 9 to 7 members and the adjustments to the management system of conflicts of interest in the company.

The Parent Company has 19,471 employees (1,009 interns and apprentices), it operates through 844 offices, 2,105 non-banking correspondents and 594 mobile points of service in Colombia. Likewise, it has international presence through a bank branch with license to make operations of local banking in Panama and until September 2013 it had an agency in the city of Miami (United States)

Bancolombia has the following affiliates with which it forms Grupo Bancolombia, which is registered as a business group:

Name	Domicile	Corporate Purpose	% Interest 2013	% Interest 2012
Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing Business	100	100
Fiduciaria Bancolombia S.A.	Colombia	Trust Business	98.81	98.81
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Financial Services	100	100
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Stockbroker	100	100
Compañía de Financiamiento Tuya S.A.	Colombia	Financial Services	99.99	99.99
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial Services	100	100
Renting Colombia S.A.	Colombia	Operating Leasing	100	100
Transportempo S.A.S.	Colombia	Transport Services	100	100

9

Name	Domicile	Corporate Purpose	% Interest 2013	% Interest 2012
Valores Simesa S.A.	Colombia	Miscellaneous	67.54	67.54
Inversiones CFNS S.A.S.	Colombia	Investor	99.94	100
CFNS Infraestructura S.A.S.	Colombia	Investor	99.94	100
BIBA Inmobiliaria S.A.S. (Antes Inmobiliaria Bancol S.A.) (1)	Colombia	Real Estate Company	100	98.96
Vivayco S.A.S.	Colombia	Portfolio Purchase	74.95	75.00
Uff Móvil S.A.S.(1)	Colombia	Mobile Network Operator	74.95	69.42
Bancolombia Panamá S.A. 2)	Panama	Commercial Bank	100	100
Valores Bancolombia Panamá S.A.	Panama	Stockbroker	100	100
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100	100
Suvalor Renta Variable Colombia S.A.	Panama	Investment Fund	100	100
Suvalor Renta Fija Internacional Corto Plazo S.A.	Panama	Investment Fund	100	100
Suvalor Renta Fija Internacional Largo Plazo S.A.	Panama	Collective Investment Fund	100	100
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Commercial Entity	100	100
Banagrícola S.A.	Panama	Holding	99.16	99.16
Banistmo S.A. (3)	Panama	Commercial Bank	98.12	-
Banistmo Investment Corporation S.A. (3)	Panama	Trust Business	98.12	-
Financiera Flash S.A. (3)	Panama	Financial Services	98.12	-
Grupo Financomer S.A. (3)	Panama	Financial Services	98.12	-
Leasing Banistmo S.A. (3)	Panama	Leasing Business	98.12	-
Seguros Banistmo S.A. (3)	Panama	Insurance Company	98.12	-
Securities Banistmo S.A. (3)	Panama	Purchase and Sale of Securities	98.12	-
Banistmo Capital Markets Group Inc. (3)	Panama	Purchase and Sale of Securities	98.12	-
Anavi Investment Corporation S.A. (3)	Panama	Real Estate	98.12	-
Williamsburg International Corp. (3)	Panama	Real Estate	98.12	-
Van Dyke Overseas Corp. (3)	Panama	Real Estate	98.12	-
Desarrollo de Oriente S.A. (3)	Panama	Real Estate	98.12	-
Bien Raices Armuelles S.A. (3)	Panama	Real Estate	98.12	-
Steens Enterprises S.A. (3)	Panama	Portfolio Holding	98.12	-
Ordway Holdings S.A. (3)	Panama	Real Estate	98.12	-
Inversiones Castan S.A. (3)	Panama	Real Estate	98.12	-
Financomer S.A. (3)	Panama	Financial Services	98.12	-
Banistmo Asset Management Inc. (3)	Panama	Purchase and Sale of Securities	98.12	-
M.R. C Investment Corp. (3)	Panama	Real Estate	98.12	-
Inmobiliaria Bickford S.A. (3)	Panama	Real Estate	98.12	-
Banco Agrícola S.A.	El Salvador	Bank	97.35	97.35

10

Name	Domicile	Corporate Purpose	% Interest 2013	% Interest 2012
Arrendadora Financiera S.A. Arfinsa (1)	El Salvador	Leasing	97.36	97.35
Credibac S.A. de C.V.	El Salvador	Financial Business	97.35	97.35
Valores Banagrícola S.A. de C.V.	El Salvador	Stockbroker	98.89	98.89
Inversiones Financieras Banco Agrícola S.A IFBA	El Salvador	Holding	98.89	98.89
Arrendamiento Operativo CIB S.A.C.	Peru	Operating Lease	100	100
Capital Investments SAFI S.A.	Peru	Trust Business	100	100
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust Business	98.81	98.81
Leasing Perú S.A.	Peru	Leasing Business	100	100
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Commercial Business	100	100
Suleasing Internacional USA Inc.	United States	Leasing Business	100	100
Bancolombia Cayman S.A.	Cayman Islands	Commercial Bank	100	100
Banagrícola Guatemala S.A.	Guatemala	Payable Provision of Employment Services	99.16	99.16
Bagrícola Costa Rica S.A.	Costa Rica	Payable Provision of Employment Services	99.16	99.16

(1)	Increase in participation during 2013.

(2)	In October 2013, Bancolombia Panamá S.A., an affiliate of Bancolombia S.A., acquired 40% of common shares with voting rights of Grupo Agromercantil Holding S.A., a Panamanian company owner of Conglomerado Financiero Agromercantil Guatemala.

(3)	In October 2013, Bancolombia S.A. acquired 100% of common shares with voting rights and 90.1% of preferential shares of HSBC Bank (Panama) S.A, which changed its company name to Banistmo S.A.; the operation also included the Panamanian subsidiaries of said bank.

Additionally the parent company includes in its consolidated financial statements Patrimonio Autónomo Cartera LBC, FCP Fondo Colombia Inmobiliario S.A. Fondo de Inversión en Arrendamiento Operativo Renting Perú, and participates directly with 72.27%, 50.19% and 100% indirectly respectively.

The Financial Statements attached combine the assets, liabilities, income, contingent accounts and memorandum accounts of the parent company with its affiliates and subordinates, in which it owns an interest greater than 50%; these financial statements are presented to the shareholders assembly and they do not serve as a basis for the distribution of dividends and other appropriations; the non-consolidated financial statements are used for this purpose. As required by the Superintendence, the consolidated financial statements must be additionally presented only with the financial subsidiaries which are presented separately.

Below is the summary of the assets, liabilities, equity and income of the parent company and the effects of the consolidation:

11

2013
Name	Assets	Liabilities	Equity	Profit (Loss) of the Year

Bancolombia S.A. (Parent Company)	90,004,946	77,575,845	12,429,101	1,467,907
Effect of consolidation in the structure of the financial statements of the parent company:
Leasing Bancolombia S.A. Compañía de Financiamiento	14,674,172	13,300,862	1,373,310	241,774
Fiduciaria Bancolombia S.A.	294,996	44,839	250,157	58,792
Banca de Inversión Bancolombia S.A. Corporación Financiera	482,490	9,948	472,542	30,924
Valores Bancolombia S.A. Comisionista de Bolsa	333,124	139,818	193,306	31,077
Compañía de Financiamiento Tuya S.A	1,555,751	1,367,693	188,058	42,827
Factoring Bancolombia S.A. Compañía de Financiamiento	918,183	819,929	98,254	13,095
Patrimonio Autónomo Cartera LBC	962,073	649	961,424	97,452
FCP Fondo Colombia Inmobiliario S.A.	1,050,598	359,875	690,723	164
Renting Colombia S.A.	669,439	472,578	196,861	42,131
Transportempo S.A.S.	20,479	17,732	2,747	420
Valores Simesa S.A.	159,657	26,196	133,461	42,549
Inversiones CFNS S.A.S.	505,352	352,389	152,963	548
CFNS Infraestructura S.A.S.	176,075	176,296	(221)	(223)
BIBA Inmobiliaria S.A.S (formerly Inmobiliaria Bancol S.A.)	7,222	2,337	4,885	648
Vivayco S.A.S.	4,431	112	4,319	(129)
Uff Móvil S.A.S.	5,286	8,175	(2,889)	(5,569)
Bancolombia Panamá S.A.	8,529,143	6,732,665	1,796,478	285,319
Valores Bancolombia Panamá S.A.	33,572	824	32,748	1,853
Suvalor Panamá Fondo de Inversión S.A.	145	-	145	-
Sistemas de Inversiones y Negocios S.A. Sinesa	30,653	-	30,653	3,296
Banagrícola S.A.	1,364,770	5,922	1,358,848	221,193
Banistmo S.A. y Filiales	15,414,740	14,112,036	1,302,704	2,257
Banco Agrícola S.A.	7,596,263	6,524,646	1,071,617	159,546
Arrendadora Financiera S.A. Arfinsa	14,571	8,612	5,959	415
Credibac S.A. de C.V.	737	204	533	503
Valores Banagrícola S.A. de C.V.	3,258	347	2,911	861
Inversiones Financieras Banco Agrícola S.A. IFBA	1,016,313	13,011	1,003,302	139,289
Arrendamiento Operativo CIB S.A.C.	89,551	71,341	18,210	(1,073)
Capital Investments SAFI S.A.	1,546	168	1,378	361
Fondo Inversión Arrendamiento Operativo-Renting Perú	61,095	36,846	24,249	(1,936)
FiduPerú S.A. Sociedad Fiduciaria	7,901	194	7,707	827
Leasing Perú S.A.	261,519	229,736	31,783	3,438
Bancolombia Puerto Rico Internacional Inc.	737,083	559,827	177,256	19,725
Suleasing Internacional USA, Inc.	6,980	10	6,970	(110)
Bancolombia Cayman S.A.	470,788	425,848	44,940	4,000
Banagrícola Guatemala S.A.	83	50	33	17
Bagrícola Costa Rica S.A.	292	134	158	7
Eliminations	(16,649,036)	(5,074,299)	(11,574,737)	(1,389,048)
Total effect of the consolidation	40,811,295	40,747,550	63,745	47,220
Bancolombia S.A, affiliates and subsidiaries	130,816,241	118,323,395	12,492,846	1,515,127

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2012
Name	Asset	Liability	Equity	Profit (Loss) Of the Year

Bancolombia S.A. (Parent Company)	75,141,682	63,640,733	11,500,949	1,284,490
Effect of consolidation in the structure of the financial statements of the parent company:
Leasing Bancolombia S.A. Compañía de Financiamiento	12,250,909	11,047,372	1,203,537	200,037
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	336,140	61,336	274,804	81,702
Banca de Inversión Bancolombia S.A. Corporación Financiera	479,020	23,479	455,541	39,020
Valores Bancolombia S.A. Comisionista de Bolsa	257,279	75,641	181,638	21,170
Compañía de Financiamiento Tuya S.A	1,358,703	1,186,329	172,374	43,771
Factoring Bancolombia S.A. Compañía de Financiamiento	765,597	707,938	57,659	4,925
Patrimonio Autónomo Cartera LBC	867,846	48	867,798	43,777
Renting Colombia S.A.	575,314	363,486	211,828	44,445
Transportempo S.A.S.	15,376	12,328	3,048	583
Valores Simesa S.A.	162,252	15,199	147,053	6,749
Inversiones CFNS S.A.S.	334,975	203,117	131,858	12,088
CFNS Infraestructura S.A.S.	1	-	1	-
BIBA Inmobiliaria S.A.S (formerly Inmobiliaria Bancol S.A.)	12,768	7,872	4,896	217
Vivayco S.A.S.	6,376	1,928	4,448	(2,003)
Uff Móvil S.A.S.	2,425	4,638	(2,213)	(6,564)
Bancolombia Panamá S.A.	6,902,064	5,380,036	1,522,028	149,472
Valores Bancolombia Panamá S.A.	29,350	998	28,352	2,806
Suvalor Panamá Fondo de Inversión S.A.	133	-	133	-
Sistemas de Inversiones y Negocios S.A. Sinesa	45,292	-	45,292	5,732
Banagrícola S.A.	1,367,222	14,336	1,352,886	360,996
Banco Agrícola S.A.	6,699,150	5,717,784	981,366	196,953
Arrendadora Financiera S.A. Arfinsa	11,885	6,798	5,087	330
Credibac S.A. de C.V.	1,417	276	1,141	1,119
Valores Banagrícola S.A. de C.V. (Antes Bursabac S.A. de C.V.)	3,076	306	2,770	662
Inversiones Financieras Banco Agrícola S.A. IFBA	975,499	17,334	958,165	249,266
Arrendamiento Operativo CIB S.A.C. (Antes Renting Perú (B.A.C.)	94,841	70,557	24,284	2,978
Capital Investments SAFI S.A.	1,065	72	993	21
Fondo Inversión Arrendamiento Operativo-Renting Perú	64,529	35,412	29,117	3,352
FiduPerú S.A. Sociedad Fiduciaria	7,124	177	6,947	(84)
Leasing Perú S.A.	192,463	163,654	28,809	352
Bancolombia Puerto Rico Internacional Inc.	515,800	368,682	147,118	14,417
Suleasing Internacional USA, Inc.	6,850	352	6,498	(78)
Bancolombia Cayman S.A.	502,641	453,047	49,594	4,219
Banagrícola Guatemala S.A.	105	77	28	14
Bagrícola Costa Rica S.A.	194	151	43	41
Eliminations	(12,070,983)	(3,272,068)	(8,798,915)	(1,064,929)
Total effect of the consolidation	22,774,698	22,668,692	106,006	417,556
Bancolombia S.A, affiliates and subsidiaries	97,916,380	86,309,425	11,606,955	1,702,046

Nota 2 - Summary of Significant Accounting Policies

A. Basis of presentation of the financial statements.

The accounting policies and the preparation of the financial statements and disclosures of the Parent Company and its subordinate companies are made in accordance with the accounting standards set out by the Colombian Superintendence of Finance (hereinafter “the Superintendence”) and in the matters not provided therein it observes standards prescribed in other legal provisions. All these provisions are considered by the Law, generally accepted accounting principles in Colombia for financial institutions.

Likewise, the financial statements of the subordinate companies were adjusted to the standards set out by the Superintendence, in regard to the investment areas, derivatives, loan portfolio provisions, goodwill, foreclosed assets and Financial Leasing operations.

The intercompany accounts and transactions have been eliminated in the consolidation of the Financial Statements.

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The Parent Company and its subordinates have the majority of voting rights in the company Prosicol E.U., which has not been included in the Consolidated Financial Statements since it is currently in the unproductive stage.

B. Cash flow statements and cash equivalents

The reported cash flow statement was prepared using the indirect method and it is prepared generally following the International Financial Reporting Standards, as there is no express decision of the Superintendence for its preparation. The interbank funds sold and resale agreements are considered for purposes of this statement as cash equivalents since their maturity does not exceed 30 days.

C. Real value unit (UVR for its initials in Spanish)

The mortgage loans operations performed by the Parent Company agreed in real value units UVR are daily adjusted according to the daily value of the UVR published by the Central Bank (Banco de la República de Colombia).

The amount assigned by the Central Bank to the UVR, stated in Colombian pesos, was $207,8381 and $204,2017 as of December 31, 2013 and 2012 respectively.

The calculation of the UVR considers the monthly variation of the consumer price index –CPI or inflation, certified by DANE during the calendar month immediately preceding the month in which the calculation is made. According to the above, the variation of the annualized UVR as of December 31, 2013 and 2012 was 1.78% and 2.90%, respectively.

D. Asset and liability positions in money market operations

Interbank Funds

They are funds that the Parent Company and its subordinate companies place in other financial institutions or receive from the Central Bank and other financial institutions with maturities between one and thirty days. The interest income is recorded in the income statements.

Repo Operations

Lending position

They are transactions of placement of funds with guarantee in other financial entities in which the Parent Company and its subordinate companies purchase investments in debt securities with the commitment to sell them again to the counterparty at a specified price plus interest at a fixed rate on a specific date not exceeding one year. The amount recorded in this account corresponds to the amount of the disbursement of funds made and the investments purchased are recorded in contingent accounts, the accrued interest is recorded in accounts receivable.

Borrowing position

They are transactions of receipt of funds with guarantee, in which the Parent Company and its subordinate companies sell investment in debt securities with the commitment to repurchase them at a specified price plus interests on a specific date not exceeding one year. The amounts received are recorded as liabilities and the investment sold is reclassified within the investment portfolio in the account “Investments sold under a repurchase agreement”. The accrued interest is recorded in accounts payable.

Simultaneous Operations

The lending position and the borrowing position of simultaneous operations are similar to that shown in the repo operations. In this type of transaction no restrictions on mobility of amounts subject to the operation may be established and it may not be established that the initial amount is calculated with a discount on the market price of the amounts object of the operation.

The amounts received in money market operations (repo and simultaneous) are valued daily at market prices (exchange fair value), according to the prices published by the trading systems, and the guarantees received or granted are likewise valued in memorandum accounts.

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The money market operations are recorded in contingent accounts to recognize and disclose the receipt of the relevant amount.

The returns agreed in money market operations are calculated exponentially during the term of the operation. Consequently, these returns represent an income (for the lending operations) or an expense (for the borrowing operations) and they are recognized in the income statement in accordance with the accrual accounting principle.

The record of the guarantees delivered in Repo and Simultaneous operations are reclassified within the same investment account, to an account of transfer rights until compliance with the operation, they are also recorded in contingent memorandum accounts.

The guarantees received in Repo and Simultaneous operations are recorded in contingent memorandum accounts, and they are only recorded in balance sheet accounts when they sell what is called short position.

E. Investments

1. Classification

The investments are classified as trading, available for sale and held to maturity.

1.1. Trading Investments

All those debt or equity securities, and generally any type of investment that has been acquired with the main purpose of obtaining gains from the short-term price fluctuations.

1.2. Held to maturity investments

It refers to those debt securities and generally any type of investment acquired with the serious purpose and the legal, contractual, financial and operating capacity to hold them until the expiration of their maturity or redemption. The reclassification to another category or sale of these investments before their expiration, are only permitted in specific situations duly authorized by the Superintendence.

1.3. Available for sale investments

All those debt or equity securities, and generally any type of investment not classified as trading or hold until maturity and in respect of which the investor has the serious purpose and the legal, contractual, financial and operating capacity to hold them at least for six (6) months from its classification for the first time.

The Superintendence issued the External Circular 033 of 2013 with the purpose to place the minimum period of time for which a security classified as available for sale must be held by the entity before carrying out its intended sale or re-classification. According to the External Circular 033, the entity must re-classify, when necessary, the available for sale security into the other classifications the following day after the minimum period of time have been attained, otherwise the security falls into the available for sale classification for another six months. Before External Circular took place, the minimum period of time that an entity should have hold the investment was at least for a year from the date of classification. The extension introduced by the aforementioned guidance had no impact in the Bank’s financial statements.

2. Valuation

The valuation of investments is mainly intended for the calculation and disclosure of the exchange fair value or price at which an investment can be negotiated on a specified date, as follows:

2.1. Local currency debt securities and in real value units (UVR)

The valuation of investments in debt securities is made daily, recording their results with the same frequency.

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The Parent Company and its subordinate companies determine the market value of the investments in debt securities, trading and available for sale, using the prices, published daily by the prices provider selected by the Parent Company and its subordinates and authorized by the Superintendence to perform this function. The investments in debt securities to held to maturity and the investments for which there is no price published as of a determined date are valued exponentially from the internal rate of return calculated at the time of purchase and recalculated in the events determined by the Superintendence.

If the security is determined in Real Value Units the value determined pursuant to the previously stated is converted into Colombian pesos with the UVR in force and published by the Central Bank for the date.

External Circular 050 of 2012, related to investment valuation techniques using a price providers approach applicable for entities governed by the Superintendency, entered into force in 2013. Due to the changes introduced by the new criteria, the Bank affected its statement of operations by COP 19,072.

2.2. Foreign currency debt securities

In the first instance, the present value or the market value of the relevant security in its original currency, using the procedure set out in the previous numeral based on the prices published by the price provider selected by the entity and authorized by the Superintendence to develop this function. In case of their absence, those specified in international markets published by Bloomberg or finally exponentially based on the internal rate of return calculated at the time of purchase and recalculated in the events determined by the Superintendence.

If the security is denominated in a currency other than the United States Dollar, the value determined in accordance with the previous paragraph is converted to dollars based on the exchange rates for converting currencies authorized by the Superintendence.

The value obtained in that way must be restated to Colombian pesos using the representative market exchange rate (TRM) calculated on the date of valuation and certified by the Superintendence or by the present unit value for the same date, as applicable.

2.3. Equity securities.

The External Circular 100/1995 of the Superintendence sets out that the valuation of these investments must be made daily; however, for the investments held in equity securities of low or minimum marketability, or not listed in the stock exchange, whose source of valuation are the financial statements of the securities issuer, the valuation is allowed to be made every six months (with cut-off dates on June 30 and December 31 of each year); however the Parent Company and its subordinates make the valuation on a monthly basis in the events that such financial statements are timely received with this frequency, and its results are recorded with the same frequency, as follows:

a. Equity securities issued and traded in Colombia, listed in stock exchanges.

These investments are valued based on the daily valuation price published by selected and authorized price provider. If the calculated price did not exist for the valuation date, such investments are valued at the last known valuation price. In the event that an equity security, listed in the stock exchange, has no operations from the time of its issuance in the secondary market and no market price has been marked in its primary issuance, it shall be valued in accordance with the provisions in letter b below this numeral.

b. Equity securities issued and traded in Colombia, not listed in stock exchanges.

These investments are valued at their purchase cost which is increased or decreased based on the investor’s share in all subsequent changes in the issuer’s equity.

For that purpose, the variation in equity of the issuer is calculated based on the certified financial statements, with cut-off dates on June 30 and December 31 of each year. However, when the most recent financial statements are known, they are used to establish the mentioned variation. The entities have a maximum period of three (3) months, following the cut-off date of the financial statements to make the proper update.

In regard to the investments in equity securities in foreign affiliates, the balance sheet variations are calculated based on the last financial statement issued in accordance with Colombian accounting principles.

For the valuation of the interests in collective portfolios and in securitizations structured through funds or stand-alone trust funds, these are valued considering the unit value calculated by the fund management company on the day immediately preceding the valuation date. In the case of the Private Equity Fund – Fondo Inmobiliario Colombia, the unit value is calculated based on the financial statements in which the real estate assets are adjusted by inflation and subsequently at market values, loaned to income.

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3. Accounting.

The trading and available for sale investments must be initially recorded at their acquisition cost and from that moment they shall be valued at market prices. The accounting for variations between the acquisition cost and the market values of investments will be made in accordance with the following provisions:

3.1. Trading Investments.

The difference between the current market value and the immediately preceding value is recorded as a higher or lower value of the investment and its balancing entry affects the results of the period as an income or expense, respectively. The collection of enforceable returns is recorded as a lower value of the investment.

In the case of investments in equity securities of high or medium marketability, the dividends and interests decreed in kind or in cash are recorded as an income up to the amount corresponding to the investor, on the earnings or the revaluation of the issuer’s equity, accounted from the acquisition date of the investment.

3.2. Held to maturity investments.

The present value corresponds exponentially to the valuation from the internal rate of return calculated at the time of the purchase and its update is accounted for as a higher value of the investment and its balancing entry is recorded in the income statement of the period as income; the collection of such returns is accounted for as a lower value of the investment.

3.3. Available for sale investments

3.3.1. Debt securities.

The changes that occur on these securities are accounted according to the following procedure:

The difference between the present value on the date of valuation calculated as indicated for the investments held to maturity and the immediately preceding present value is recorded as a higher value of the investments loaned to the income statements.

Changes in the fair value of the investment are recorded in stockholders’ equity in the account denominated “surplus from gross unrealized gain or (loss) on available for sale investments”.

3.3.2. Equity securities

The changes in the valuation in these securities are accounted for as follows:

a) If the value of the investment updated with the interest of the investor is higher than the value at which the investment is recorded, the difference shall affect in the first place the allowance or devaluation until exhausted and any excess is recorded as a surplus for valuation, as a balancing entry of valuation in the asset.

b) If the value of the investment updated with the interest of the investor is lower than the value at which the investment is recorded, the difference shall affect in the first place the surplus for valuation of the relevant investment until exhausted and any excess is recorded as a devaluation of the relevant investment within the equity, and as a balancing entry of the devaluation account in the asset.

The update of the market value of the securities of high and medium marketability is accounted for as an accumulated unrealized gain or loss, within the equity accounts, charged or loaned to the investment, as applicable.

When the dividends or profits are distributed in kind, including those from capitalizing the equity revaluation account, the part that has been accounted for as surplus for valuation, charged to investment, must be recorded as income and such surplus must be reversed. When the dividends or profits are distributed in cash, the value accounted for as surplus for valuation must be recorded as income and such surplus must be reversed, and the amount of dividends exceeded must be accounted for as a lower value of the investment.

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4. Reclassification of investments.

The Parent Company and its subordinate companies proceed to reclassify an investment available for sale to a trading investment when it loses its capacity as a Parent or controlling company, should this event involve the decision for investment disposal or the main purpose to obtain profits due to short term price fluctuations, from that date.

When the investments available for sale are reclassified to trading investments, the valuation and accounting regulations of the latter must be taken into account. Consequently, unrealized gains or losses must be recognized as income or expenses on the day of reclassification.

5. Allowances or losses for loan risk rating.

The price of debt securities trading and available for sale that do not have fair exchange prices or margin, as well as the price of securities classified to held to maturity and the equity securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date, based on the loan risk rating, as indicated below:

The internal or external debt securities issued or guaranteed by the Nation, those issued by the Central Bank and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras FOGAFIN shall not be subject to this adjustment.

5.1. Issuing securities or issuers with external loan risk ratings.

Securities or bonds with loan risk ratings granted by external rating agencies recognized by the Superintendence, or the debt bond for securities issued by entities rated by these rating agencies, cannot be recorded in the books for an amount exceeding the following percentages of their net nominal value of amortizations made until the valuation date:

Long term rating	Maximum Value %	Short term rating	Maximum value %
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)

In the investments classified as held to maturity and for which a fair exchange price can be established, the provision is the difference between its amortized cost in the books and such price.

5.2. Issuing securities or issuers without external loan risk ratings and equity securities.

These securities are evaluated and rated according to the methodology defined by the Parent Company. The maximum value defined by the Superintendence, by which these investments are registered according to their ratings is:

Category	Maximum value recorded %(1)	Characteristics of the investments

B acceptable risk, higher than normal	Eighty (80)	They present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services and weaknesses which could affect its financial situation.

C appreciable risk	Sixty (60)	They present high or medium noncompliance probability in the timely payment of capital and interests and weaknesses in its financial situation which involve the investment recovery.

D significant risk	Forty (40)	They present a break of terms agreed in the title and weaknesses in its financial situation, so that the probability to recover the investment is highly doubtful.

E uncollectible	Zero (0)	It is considered uncollectible.

(1) On the net nominal value of amortizations made until the valuation date for the debt securities or for the acquisition cost less the provision for equity securities.

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F. Loan Portfolio and financial leasing operations.

The Parent Company and its subordinate companies grant loans in the commercial, consumer, mortgage segments for housing and small business loans, as indicated below, in the terms of average loans, financial leasing operations and factoring.

The loans granted are recorded for their net nominal value of the loans received from the customers, except for the portfolio purchases that are recorded for their acquisition cost and those granted in foreign currency which are recorded at the current representative market exchange rate on the date of disbursement, the accrued interests are recorded as accounts receivable and advances as a deferred payment in the liability.

The financial leasing operations are recorded as a loan portfolio for the value of the asset leased to the customers and subsequently amortized with the payment of the rents corresponding to the principal balance payment.

The Subordinate Company Bancolombia Panamá S.A. authorized by the Superintendence of Banks of Panama includes loans held in joint ownership in its loan portfolio. These are loans in which the Subordinate Company does not assume any loan risk and that despite having been sold and paid 100%, they are retired or canceled from the portfolio group. The profit in this business is generated in the intermediation margin, between the interests received by the venture portfolio and the interests paid by the invested portfolio.

1. Loans Classification.

The structure of the loan and financial leasing operations portfolio is classified as:

Mortgage

Those which regardless of their amount are granted to natural persons, intended for the purchase of new or used homes, or the construction of individual mortgage and they comply with the terms of Law 546/1999, among them: be denominated in UVR or in legal tender, be guaranteed with a first degree mortgage on the property subject to financing and the amortization term must be comprised between 5 and 30 years at most.

Consumer

Those which regardless of their amount are granted to natural persons to finance the purchase of consumer goods or the payment of services for non-commercial or business purposes, other than those granted under a small business loans.

Small business loans.

Small business loans are loans constituted by the loan active operations which are mentioned in Article 39 of Law 590/2000, or in the rules that modify, replace or add to it, as well as those made with microenterprises in which the main source of payment of the obligations comes from income derived from their activity. The indebtedness balance of the debtor may not exceed one hundred twenty (120) current legal monthly minimum wages at the time of approval of the relevant loan active operation. Indebtedness balance is the amount of current obligations assumed by the relevant microenterprise with the financial sector and other sectors, which are in the records of the data bank operators consulted by the relevant loan or, excluding mortgage loans for housing finance and adding the value of the new obligation.

Commercial.

All those granted to natural or legal persons for the development of organized economic activities are classified as commercial, different from those granted under a small business loan, consumer and mortgage.

The fees and accounts receivable derived from the loan active operations are classified in the modality corresponding to each of the loans.

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2. Evaluation, rating and allowances for loan risk.

The Parent Company and its subordinate companies follow Chapter II of the External Circular 100/1995, which provides the guidelines for the loan risk management, through the Loan Risk Management System (SARC for its initials in Spanish), which comprises the controlling policies, processes, models, allowances and mechanisms that allow the financial institutions to identify, measure and mitigate the loan risk in a proper way.

The Parent Company and its subordinate companies assess the risk of their loan portfolio on a monthly basis taking into account the temporary nature of the obligations as well as the risk level associated with the debtor, the latter twice a year in the months of May and November of each year, assessing other risk factors of each debtor mainly related to its capacity to pay and to generate flow of funds to cover the debt.

In addition, the immediate assessment of the risk of the loans that are in arrears after having been restructured is required.

The Parent Company and its subordinate companies rate and allocate the loan portfolio and financial leasing operations as follows:

2.1. General allowance.

The Parent Company and its subordinated companies constitute a general allowance only for mortgage and small business loans, at least one percent (1%) over the total amount of the gross loan portfolio.

2.2. Individual allowance.

For the commercial and consumer portfolio categories, the rating and allowances of the portfolio is established taking into account the Reference Models set out by the Superintendence through Annexes III and V, respectively, of Chapter II of the External Circular 100/1995 of the Superintendence. The portfolio modalities of mortgage and small business loans do not have an associated reference model; therefore their allowances are made based on the delinquency aging, as established in Annex I of the mentioned circular as indicated below.

The individual allowance of the loan portfolio under the reference models is established as the sum of two individual components, defined as follows:

Pro-cyclical individual component (CIP): It is the part of the individual allowance of the loan portfolio that reflects the loan risk of each debtor, in the present.

Countercyclical individual component (CIC): It is the part of the individual allowance of the loan portfolio that reflects the possible changes in the loan risk of the debtors at times in which the impairment of such assets increases. This part is constituted in order to reduce the impact in the income statement when such situation occurs. The internal or reference models must consider and calculate this component based on the available information that reflects those changes.

In order to calculate these components of the individual allowance, the Superintendence has defined the matrices “A” and “B” in the aforementioned referenced models to estimate the probability of default associated to growth and economic stability periods indicated below.

Under no circumstances, the countercyclical individual component of each obligation may be less than zero and it may not exceed the value of the expected loss calculated with matrix “B” either; likewise, the sum of these two components may not exceed the value of exposure.

In order to determine the methodology to be applied for the calculation of these components, the entities must monthly assess the indicators set out by the Superintendence (related to the impairment, efficiency, loan portfolio growth and the financial situation of the entity), which once calculated will determine the methodology of calculation of the components of the loan portfolio individual allowances. According to the above indicators, the Parent Company and its subordinate companies applied the calculation methodology in the cumulative phase during years 2013 and 2012.

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The estimate of expected loss or individual allowances under the reference models is determined by the following formula:

EXPECTED LOSS = [Probability of default] x [Exposure of the asset at default] x [Loss Given Default]

Where each of the components is defined as follows:

- Probability of Default (PI)

It corresponds to the probability that during the twelve (12) months following the cut-off date of the financial statements, the debtors of a specific portfolio may be in default (according to the cases described in Letter b of numeral 1.3.3.1 of Chapter II, External Circular 100/1995). The probability of default is set out according to the matrices issued by the Superintendence, which is indicated below.

- Exposure of the asset at default

It corresponds to the value exposed by the Parent Company and its subordinate companies, formed by the current principal balance, interests, accounts receivable for interests and other accounts receivable.

- Loss Given Default (PDI).

It is defined as the economic impairment of the entity in the event that any of the situations of default referred to in letter b of numeral 1.3.3.1 of Chapter II, External Circular 100/1995 takes effect, namely, commercial loans in arrears greater than or equal to 150 days, consumer loans in arrears greater than 90 days, mortgage loans in arrears greater than or equal to 180 days, small business loans in arrears greater than or equal to 30 days..

The PDI for debtors qualified in the default category shall suffer a gradual increase according to the days elapsed after classification in such qualifying category.

In addition, the Parent Company and its national subordinates perform allowances additional to the minimum required considering specific risk factors for clients such as: economic sector or industry to which the customers belong and other risk factors that are indicative of early impairment, which is the result of the continuous monitoring performed on customers. At December 31, 2013 and 2012 additional allowances to the minimum required have been recorded, in accordance with the methodology prescribed above as follows:

Loan Type	2013	2012
Commercial	$385,249	$338,391
Consumer	138,200	88,013
Small business loans	5	6
Mortgage	1,285	2,155
Total	$524,739	$428,565

According to the above, the application of reference models and allowances constitution is performed as follows:

a) Commercial Portfolio:

Initially the following classifications are made and the following variables are considered:

Classification of the commercial portfolio by asset level
Company Size	Level of assets in SMMLV
Large Companies	Above 15,000
Medium Companies	Between 5,000 and 15,000
Small Companies	Less than 5,000

SMMLV (for its initials in Spanish): Current Legal Monthly Minimum Salary

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Classification of commercial portfolio per loan risk level
Category	Default aging (days)
Category AA	Between 0 and 29
Category A	Between 30 and 59
Category BB	Between 60 and 89
Category B	Between 90 and 119
Category CC	Between 120 and 149
Default	More than 150

In addition to the minimum default requirements for the classification of commercial portfolio, the Parent Company and its subordinates assess each semester in May and November, other risk factors for assigning the rating of each debtor. This risk assessment is based on information relating to the historical performance of the debt, individual characteristics of debtors, guarantees supporting the obligations, loan behavior with other organizations, sector variables, financial information up to a year old, among others. In the assessment of loans to regional entities, in addition to aspects that apply to other debtors, the conditions established in Law 358/1997 and 617/2000 must be considered.

The probability of default (PD) is assigned considering the following matrices established by the Superintendence, depending on the type of portfolio:

MATRIX A
Rating	Large Company	Medium Company	Small Company	Natural Persons
AA	1.53%	1.51%	4.18%	5.27%
A	2.24%	2.40%	5.30%	6.39%
BB	9.55%	11.65%	18.56%	18.72%
B	12.24%	14.64%	22.73%	22.00%
CC	19.77%	23.09%	32.50%	32.21%
Default	100.00%	100.00%	100.00%	100.00%

MATRIX B
Rating	Large Company	Medium Company	Small Company	Natural Persons
AA	2.19%	4.19%	7.52%	8.22%
A	3.54%	6.32%	8.64%	9.41%
BB	14.13%	18.49%	20.26%	22.36%
B	15.22%	21.45%	24.15%	25.81%
CC	23.35%	26.70%	33.57%	37.01%
Default	100.00%	100.00%	100.00%	100.00%

The Parent Company and its subordinates use Matrix B in 2013 and 2012 to assign the probability of default in accordance with the instructions given by the Superintendence.

The PDI per type of guarantee is the following:

As a prudent measure based on the portfolio recovery experience established for customers, the Bank uses the following matrix that enables the early recognition of the PDI increase, using the minimum limit of days established by the Superintendence and not the maximum period of days within the time range allowed by the Superintendence.

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Type of Guarantee	Initial PDI	Days after default	New PDI	Days after default	New PDI	Days after default	New PDI
Inadmissible Guarantee	55%	-	100%	-	-	-	-
Admissible financial collateral: Sovereign nation, letters of loan, security deposits	-	99999	-	-	-	-	-
Admissible financial collateral: FNG and FAG	12%	359	70%	539	100%	-	-
Residential and commercial real estate	40%	-	60%	89	80%	209	100%
Assets under Leasing different to Housing Leasing	45%	-	90%	89	100%	-	-
Other collateral	50%	-	90%	89	100%	-	-
Collection rights	45%	-	60%	89	80%	209	100%
Without guarantee	55%	-	100%	-	-	-	-

b) Consumer portfolio:

Initially the following classifications are made and the following variables were considered:

Consumer portfolio classification per segment
General - Vehicles	Loans granted for vehicle purchases
Loan cards	Revolving loan to purchase consumer goods used with a plastic card.
General - Others	Loans granted to purchase consumer goods others than vehicles. Loan cards are not included In this segment.

The rating of consumer portfolio is performed per loan risk category. For this purpose the criteria for assigning the rating vary according to the segments described above and are determined by a score called “Z”, calculated from the following variables:

•	Default aging at the time of calculating the allowance
•	Maximum period of default in the last three years
•	Default aging in the last three quarterly periods
•	Having or not other loans active in the Bank
•	Type of guarantee: ideal, pledge, mortgage
•	Prepayments made to loan card

According to the score "Z" calculated in the previous point, the rating is assigned based on loan risk categories from the following table, considering that a lower score means a better rating per risk category.

Rating	General – Vehicles	Loan Card	General – Others
AA	0.2484	0.3735	0.3767
A	0.6842	0.6703	0.8205
BB	0.81507	0.9382	0.89
B	0.94941	0.9902	0.9971
CC	1	1	1
Default	1	1	1

Probability of default (PI):

It is assigned considering the following matrix according to the type of portfolio:

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MATRIX A Probability of Default
Rating	General – Vehicles	Loan Card	General – Others
AA	0.97%	1.58%	2.10%
A	3.12%	5.35%	3.88%
BB	7.48%	9.53%	12.68%
B	15.76%	14.17%	14.16%
CC	31.01%	17.06%	22.57%
Default	100.00%	100.00%	100.00%

MATRIX B Probability of Default
Rating	General – Vehicles	Loan Card	General – Others
AA	2.75%	3.36%	3.88%
A	4.91%	7.13%	5.67%
BB	16.53%	18.57%	21.72%
B	24.80%	23.21%	23.20%
CC	44.84%	30.89%	36.40%
Default	100.00%	100.00%	100.00%

The Parent Company and its subordinates use the Matrix B to assign the probability of default.

PDI is assigned per type of guarantee according to the following:

As a prudent measure based on the portfolio recovery experience established for customers, the Bank uses the following matrix that enables the early recognition of the PDI increase, using the minimum limit of days established by the Superintendence and not the maximum period of days within the time range allowed by the Superintendence.

Type of Guarantee	Initial PDI		Days after default	New PDI	Days after default	New PDI	Days after default	New PDI
Inadmissible Guarantee	75	% (1)	-	90%	29	90%	89	100%
Admissible financial collateral: Sovereign nation, letters of loan, security deposits	0%		99999	-	-	-	-	-
Admissible financial collateral: FNG and FAG	12%		359	70%	539	100%	-	-
Residential and commercial real estate	40%		-	80%	29	90%	89	100%
Assets under housing Leasing	35%		-	80%	29	90%	89	100%
Assets under Leasing different to housing Leasing	45%		-	85%	29	90%	89	100%
Other collateral	50%		-	85%	29	90%	89	100%
Collection rights	45%		-	80%	29	90%	89	100%
Without guarantee	75%		-	90%	29	90%	89	100%

c) Mortgage Portfolio:

For the establishment of individual allowances of the mortgage portfolio the following classifications are made and the following variables are considered:

Classification per loan risk level
Category	Default aging (months)
“A” Normal	Current and up to 2
“B” Acceptable	More than 2 and up to 5
“C” Appreciable	More than 5 and up to 12
“D” Significant	More than 12 and up to 18
“E” Uncollectible	More than 18

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The Parent Company and its subordinates must maintain, at all times, allowances not less than the percentages given below, calculated on the outstanding balance:

	Capital
	On the secured	On the non-secured	Interests and Other
Classification	part	part	Concepts
“A” Normal	1%	1%	1%
“B” Acceptable	3.2%	100%	100%
“C” Appreciable	50%	100%	100%
“D” Significant	75%	100%	100%
“E” Uncollectible	100%	100%	100%

d) Small business loans Portfolio:

For the establishment of individual allowances of the small business loans portfolio the following classifications are made and the following variables are considered:

Classification per loan risk level
Category	Default aging (months)
“A” Normal	Up to 1 month
“B” Acceptable	More than 1 and up to 2
“C” Appreciable	More than 2 and up to 3
“D” Significant	More than 3 and up to 4
“E” Uncollectible	More than 4

The Parent Company and its subordinates must maintain, at all times, allowances not less than the percentages given below, calculated on the outstanding balance.

	Capital
	On the secured	On the non-secured	Interests and Other
Classification	part	part	Concepts
“A” Normal	1%	1%	1%
“B” Acceptable	2.20%	3.20%	100%
“C” Appreciable	60%	60%	100%
“D” Significant	100%	100%	100%
“E” Uncollectible	100%	100%	100%

3. Ratings Validation

To validate the risk ratings in reports and indebtedness registration and in the financial statements of the MRC and MRCO ratings the following table is applied:

Grouped Category	Reporting Category
	Commercial	Consumer
	AA	AA
A		A with default of 0 to 30 days
B	A	A with default greater than 30 days
	BB	BB
C	B	B
	CC	CC
	C	C
D	D	D
E	E	E

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4. Alignment Rules

When the Parent Company and its subordinates qualify into risk categories B, C, D or E any of the loans of a debtor, it takes the other loans of the same modality to the highest risk category of the same debtor, unless the existence of reasonable grounds for its rating in a lower risk category is shown to the Superintendence.

The financial entities related to the Parent Company under the terms of Article 260-262 of the Code of Commerce, which refer to subordination and control, should give the same rating given to the Bank, unless there are reasons to keep them in a lower risk category as demonstrated to the Superintendence.

The Superintendence may order classifying or rating again the categories assigned by financial institutions. Likewise it shall order again portfolio ratings for an economic sector, geographic area, or for a debtor or group of debtors, which obligations should accumulate under the rules of individual debt quotas.

5. Suspension of interest accruals

Mortgage loans will cease to accrue interest, when the loan presents two (2) months in arrears, under the allowances of paragraph 2.3.1.1 of Chapter II, External Circular 100/1995 of the Superintendence.

The Parent Company has established as a policy that any form of loan, other than mortgage and commercial construction (which is from 60 days), which is more than 30 days overdue, shall cease generating interests in the income statement, and its registration shall be made in memorandum accounts until the customer proceeds with its cancellation. Those loans that fall in default and that stop causing interests, monetary correction, UVR, exchange adjustments, rents and income for other concepts, will cease causing interests the first day of default status.

6. Effect of guarantees on provisions

For purposes of the constitution of individual provisions, the guarantees only support the loan principal; consequently, the balances to be amortized of the loans covered with securities having the character of ideal guarantees are provisioned as follows:

Mortgage

For the calculation of mortgage provisions only ideal guarantees are taken into account, which are considered at 100% of its value

An Ideal guarantee are those duly formalized supports that, in addition to meeting admissibility requirements, i.e., with a value established based on technical criteria and objectives and providing the Parent Company and its subordinates a legally effective support for the payment of the guaranteed obligation, grant to the Parent Company and its subordinates a possibility of reasonably adequate realization. Also those supports that in the opinion of the Superintendence are expressly designated as confidential, such as payment sources that unconditionally meet the loan for the simple requirement of the Bank, and the guarantees granted by the Nation that have the relevant budgetary appropriation approved and certified by the competent authority shall be considered suitable guarantees.

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Small business loans

Regarding small business loan, the difference between the unpaid balance and the seventy percent (70%) of the guarantee value is applied to the percentage that corresponds as set out in Annex 1 of Chapter II of the External Circular 100 of 1995 issued by the Superintendence.

7. Write-offs

The Parent Company writes-off all customers classified as unrecoverable, according to the classification stated below, within a period not exceeding the end of the six-month period in which they were classified as unrecoverable, provided they meet the following conditions:

•	Provision of 100% (principal, interests and other concepts).
•	One hundred eighty (180) days overdue in the case of consumer loans and small business loans.
•	Three hundred sixty days (360) overdue in the case of commercial portfolio.
•	One thousand six hundred and twenty days (1620) overdue in case of mortgage loans.

All the writes-off are previously approved by the Board of Directors. The Parent Company performs sales of bad debt portfolio in cash without recourse and recognizes this fact as an income recovery.

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8. Loan Portfolio Securitization

The Parent Company has implemented mortgage portfolio securitization processes (in UVR and fixed rate).

The process of mortgage loan securitization is framed within the provisions of the first paragraph of Article 12 of Law 546/1999 and Chapter XV - Securitization of Loan Portfolio External Circular 100 of 1995. The Parent company proceeded to completely separate and isolate from its equity all the underlying assets subject to securitization forming an Universality, according to what is stated in Article 2 of Resolution 775 of 2001 of the Superintendence, issuing securities representing loans granted for financing the construction and acquisition of housing, classified as A, B and C. Securities A are sold to Securitization and Securities B and C are acquired by the Parent Company and registered under the PUC code 198013 – Trust Rights – Investments, in response to the instructions received by the Superintendence. The expenses incurred for taking possession of the guarantee are paid by the Parent Company; and in return the Parent Company receives the remainder after paying the entire principal and interest of such securities.

The withdrawal of the portfolio subject to securitization and other underlying assets is performed for the net value in books on the date of negotiation. If the transaction presents a difference between the book value of the assets transferred and the value received in money or other goods, a profit or an expense for the year is recorded according to whether it meets the following requirements:

• The transfer of assets intended to be part of the securitization process must have been made exclusively for securitization companies, for comprising Universalities called special purpose vehicles.

• The transfer of assets must be carried out by ownership unbundling of assets subject to securitization and the creation of the corresponding Universality.

• The alienation or transfer of the assets subject to securitization must not be subject to any kind of express or implied resolutory condition.

• During the development of the alienation or transfer of the assets subject to securitization, all benefits and risks inherent or derived from such assets should have been transferred.

• In no event the Originator may have, with respect to securitized assets, facultative powers of disposal, control, limitation, impairment or replacement, repurchase, use or enjoyment of the assets transferred or sold.

In those events in which the above requirements are met and a positive residual right is generated, the Parent Company, as a beneficiary of such rights, shall recognize, in accounting terms, as investment, the proportion that corresponds to such residual rights in the relevant universality subject to the conditions defined for that purpose in the issuing regulations; the consideration for such registration shall be the revenue account for investments valuation. This value should be adjusted at least on an annual basis on the date of compliance of the anniversary of the Universality and in any event on the date of accounting closure of the year.

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These residual rights are a consequence of the valuation process by the Manager of the Securitization Process, of the cash flows of both the underlying asset and the correlated liability, discounted to the internal rate of return (IRR) from the liability corresponding to the securities issued. Their value can fluctuate in the future depending on the behavior of the prepayment rates and in arrears of the underlying assets.

9. Trouble Debt Restructuring

Loan restructurings are carried out by implementing different mechanisms, properly implemented in accordance with the regulations, which aim to modify the terms originally agreed upon in order to allow the debtor the properly care for its obligation before the actual or potential deterioration of its payment ability. The extension of terms is included within these mechanisms.

In cases where as a result of restructuring agreements or any other form of agreement, the capitalization of interest that are registered in contingent accounts or balances of bad debt portfolio including principal, interests and other concepts is considered, they will be counted as deferred income and its capital amortization shall be made in proportion to the amounts actually collected.

Likewise, for purposes of estimating the provision, loans may improve rating or modify its default condition after being restructured, only when the debtor proves a payment behavior that is regular and effective to capital. To this end, the Bank has defined the following policy:

When the loan has been restructured in external rating B or C, it shall maintain such rating for a freezing period of 2 months from the restructuring date and after this period it will be improved to a degree for every two timely payments (according to the payments plan agreed) in which payment to capital is made.

When the loan has been restructured in rating D or E, it shall remain for a freezing period of 4 months from the date of restructuring. From this period the customer must make two payments that contain payment of capital to be classified in Category C and thereafter it will improve in a degree for every four timely payments in which a payment to capital is made.

The initial rating of a restructuring is the one assigned by the Business Manager or by the Client Reconciliation Department of the Bank according to their knowledge of the client's financial situation and its ability to adequately serve the debt service; however, such rating may not be higher than the one presented by the customer at the time of restructuring.

G. Operations with derivatives

According to the regulations of the Superintendence, operations with derivatives are defined as agreements between two or more parties to buy or sell financial instruments on a future date, or agreements where the underlying asset is an index or an exchange price. The Parent Company and its subordinates perform operations with commercial purposes or hedging purposes in forward agreements, options, swaps and futures.

All derivatives are measured at fair value. Changes in fair value are recognized in the income statement. Before the entry into force on 1 March, 2013 of External Circular 052 of 2012, the changes in market value of swaps on the first day of valuation were deferred and acknowledged in the income statement on a straight line basis during the life of the agreement. The change in this rule derived in an increase in income for $11,980.

1. Valuation

Fair value is determined as follows:

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1.1.	Forward

It is performed according to the standard methodology defined by the price provider and not objected by the Superintendence, using quotations of forward points published by the price provider selected by the entity.

1.2. Futures

Futures are valued on the basis of the corresponding market price on the date of valuation. These prices are provided by the price provider selected by the entity.

1.3. Valuation of ‘swaps’

1.3.1. Interest rate ‘swap’ – IRS

The valuation of an interest rate 'swap' in which the two (2) points are in the same currency is performed with the standard accepted methodology, which resembles the way of establishing the exchange fair price of a portfolio of two (2) bonds, one (1) as a short position and another as a long position, both in the same currency, including in each case the operation capital. The fundamental distinction between the form of assessing the IRS 'swap' and any bond lies in two aspects: 1) the valuation of a bond in the cash market is made by making a discount on the interest rate negotiated in the market in the valuation date, while the valuation of 'swap' flows is made by using as the discount rates the corresponding zero coupon rates, and 2 ) that the projection of future cash flows of bonds at the variable rate is made with rates in force in the market on the date of valuation, while swaps flows projection is performed using implied future rates.

1.3.2. ‘Cross Currency Swap’ – CCS

1.3.2.1. Valuation when flows of the (2) points of 'swap' coincide in time

The valuation of currency 'swaps' in which one end is denominated in foreign currency and the other end in Colombian pesos and when the flows in a currency coincide in time with the flows in another currency will be performed with the accepted standard methodology, according to which it is valued as a portfolio or series of 'forwards'. One party acts as if it sold the 'forwards' and the other part as if it purchases them. Then the net value of the 'forwards' portfolio is obtained by adding the valuations of the various 'forward' in which the currency 'swap' may be separated.

From the net value of 'forwards' portfolio established as indicated above, the Bank should estimate the fair exchange price of the 'swap' agreement, which should be recorded in the financial statements.

1.3.2.2. Valuation when the flows of the two points of 'swap' do not coincide in time

The valuation of currency 'swaps' in which one end is denominated in foreign currency and the other end in Colombian pesos, and flows in a currency do not necessarily coincide in time with the flow in the other currency, can be performed with the standard accepted methodology, according to which it is valued as a portfolio of two (2) bonds, one (1) in each currency, including for this purpose the relevant capital amounts of the operation. This way, a bond corresponds to the short position and the other to the long position, depending on the point that is being valued. The net value of the portfolio of the two (2) 'bonds' is the difference in the valuations of the two ends.

Input for the valuation of IRS and CCS swaps is provided by the price provider selected by the entity.

1.4. European Options

European options traded on stock exchanges or trading systems are always measured on the basis of the corresponding market price on the date of valuation. Inputs for the valuation of options are provided by the price provider selected by the entity.

Regarding European options traded over the counter the valuation model of Garmen-Kollhagen is used when the underlying is a currency, which is an extension of the Black-Scholes model.

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1.5 Hedge accounting

The subordinate company Banistmo S.A. records hedge accounting. The accounting treatment regarding the fair value of derivative financial instruments that are linked to hedging strategies depends on each of the classifications in the following categories:

1.5.1. Fair value Hedge

Derivative instruments designated for fair value hedging are instruments that cover the exposure to changes in fair value of recognized assets or liabilities in the consolidated statement of financial position, or an identified portion of the value of such assets or liabilities that is attributable to the specific risk and that may affect net income presented in the consolidated financial statements.

The hedging instrument is stated at fair value with respect to the risk being covered.

Changes in the value of these instruments are recognized in the consolidated income statement.

1.5.2. Cash flow hedges

Derivative instruments designated for cash flow hedges, are instruments that cover the exposure to variability in cash flows associated with a recognized asset or liability or a highly probable foreseeable transaction. The effective portion of any change in the fair value of the hedging instrument is recognized directly as other comprehensive income, while the ineffective portion of any change in fair value is recognized in operating results. The amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which hedge transactions affect operating results. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative remaining gain or loss existing in equity is recognized in the consolidated income statement.

If the hedge of a foreseeable transaction subsequently results in the recognition of an asset or liability, the associated gains or losses that would have been recognized directly in equity will be reclassified to income in the same period or periods during which the asset acquired or the liability assumed affects the operating results. The adjustment to the value in books of a hedging instrument remains in equity until the disposal of the asset or liability.

If it is considered that the foreseeable transaction will not occur, the balance maintained as unrealized profit or loss is immediately reclassified to the consolidated income statement.

2. Presentation in the Financial Statements

The rights and obligations are recorded separately within the relevant assets and liabilities, for the cases where the value of the right, minus the value of the obligation result in a positive balance (in favor of the Entity) both the right and the obligation should be counted in the asset accounts, meanwhile, the ones resulting on a negative exchange fair price must be registered in liabilities, performing the same separation.

H. Foreclosed assets

1. Accounting record

Record the value of the assets received by the Bank in payment of unpaid balances from obligations on its behalf.

The foreclosed assets represented in real estate or personal property are received based on a commercial appraisal technically determined and those payments in kind as shares are received based on the market value.

For the registration of the foreclosed assets the following conditions are taken into account:

•          The initial registration is performed in accordance with the value determined in the legal award or the one agreed with the debtors, estimated according to recent appraisals

•          When the foreclosed asset is not in disposal conditions, its cost increases for necessary expenses incurred for placing the good in salable conditions

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•          If between the value for which the good is received as payment and the value of the obligation to be paid there is a balance in favor of the debtor, this difference is accounted as an account payable; in the event the value of the good is not able to cover the entire obligation, the difference should be recognized immediately in the income statement.

•          Foreclosed assets corresponding to investment securities are valued applying the criteria indicated in this note, in paragraph E), but taking into account those required of provision for periods of continuation referred to below.

•          Income generated from the loan sale of the goods received as payment and restituted, is deferred over the term granted, and is realized with the payments according to the purchase and sale agreement.

•          When the commercial value of the property is less than the value in books, a provision is recorded for the difference. Valuations are recognized in memorandum accounts.

2. Legal term for the sale of foreclosed assets

Entities should make the sale of goods that are transferred as payment of debts previously contracted in the course of business or those that may be allocated in a public auction, by reason of mortgages constituted in its favor, within the next two years from the acquisition date.

3. Allowance

Real estate: a provision is constituted charged to income in monthly installments within the year following the receipt of the property, a provision equivalent to 30% of its reception value, which must be increased in monthly installments within the second year in an additional 30% until reaching 60% of the acquisition cost of the asset received as payment. Once the legal term for sale has expired without approval of the extension, the provision should be increased by 20% until reaching 80% of its reception value. If an extension is granted, this additional 20% may be constituted within the term of the extension.

Personal Property: As Bank policy all personal property except for vehicles are provisioned at 100% at the time of receipt of the good.

The provision of personal property vehicles is constituted under the rule of the Superintendence as follows: It is constituted within the year following receipt of the property, equivalent to 35% of the acquisition cost in monthly installments, which must be increased in the second year in an additional 35%. Once the legal term for sale has expired without approval of the extension, the provision must be 100% of the value of the good recorded in the books. If the extension is granted, the remaining 30% of the provision may be constituted within the term of the extension.

The securities, received as payment are valued according to the criteria established by the Superintendence for the valuation of investments provided in Chapter I of External Circular 100 of 1995. Considering that the goods received as payment held by the Parent Company and its subordinates, except for vehicles, are provisioned at 100%, such valuation process is not required.

As a policy of the Parent Company and its subordinates the additional provisions on those goods which individual feasibility study of performance is unfavorable are recorded; that is, on those goods that, due to particular characteristics or conditions duly supported, are considered difficult to market at the discretion of the Committee of Assets Sale.

Additionally, as a policy of the Parent Company all assets received as payment that have 5 years from their date of registration in the financial statements shall be subject to the application of an adjustment to the provision, taking the latter to 100% of the value recorded in books. Those goods on which there is an agreement or a promise of sale are excluded from this practice.

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I. Properties and equipment

Records the tangible assets acquired, taken in leasing, constructed or in an import, construction or assembly process, used permanently in the development of the course of business and which useful life exceeds one (1) year. They are recorded at cost, which includes direct and indirect costs and expenses incurred until the moment in which the asset is ready for use and the inflation adjustments accumulated until the year 2000.

Additions, improvements and extraordinary compensations that significantly increase the useful life of assets are recorded as the highest value of the cost and reimbursements for maintenance and compensations made for its preservation, charged to expenses as incurred.

Depreciation is registered using the straight line method and according to the number of years of estimated useful life of the assets. According to Decree 3019/1989 the annual depreciation rates for each asset item are:

Buildings	5%
Equipment, furniture and office furnishings	10%
Computer equipment	20%
Vehicles	20%
Monitors, laptops	33%

The net individual value in books of the properties (cost minus accumulated depreciation) is compared to the market value determined based on appraisals performed by persons or firms of recognized specialty and independence; if the second is greater than the first the valuation is recorded, otherwise, a provision charged to expenses for the period is recorded. Appraisals are updated at least every three years.

J. Branches and Agencies

It records the movement of operations performed between branches and agencies.

Balances are reconciled daily and pending items are regularized within a period not exceeding thirty (30) calendar days; the net balances, at accounting closing, are reclassified to asset or liability accounts of the balance sheet and revenue and expenses are recognized, depending on their nature.

K. Prepaid expenses and deferred charges

Prepaid expenses

Prepaid expenses correspond to expenses incurred by the Parent Company and its subordinates in the development of their activity, which benefit is received in various periods and assumes the continuous performance of services to be received.

Prepaid expenses mainly include monetary items, interest amortized monthly during the prepaid period; insurance during the policy term, the leases during the prepaid period; maintenance of the equipment during the term of the agreement and other expenses during the period in which services are received or costs or expenses incurred.

Deferred charges

Deferred charges correspond to those goods and services received that are expected to generate future economic benefits. The costs incurred in licenses are deferred.

The deferred tax debit is also recorded as shown later in accounting policy letter “Q”. In the case of expenses incurred in the initial study stage of technological projects, the costs incurred are charged to income.

The discount in placement of investment securities is amortized during the term for the redemption of the securities issued by the straight-line method.

Contributions and affiliations are amortized during the over prepaid period.

The Parent Company and its subordinates do not record deferred charges for remodeling, studies and projects, advertising and institutional promotion. The value of disbursements for these items is recorded directly to the income statement when incurred.

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Computer programs (software) are amortized over a period not exceeding three (3) years

The payments made in respect of software purchases and licensing, which amount exceeds $120, will be deferred in a period of 12 months and if less it shall be amortized in one installment.

In 2013, investments in technology denominated within the matrix as Innova Project were resized regarding the scope, focusing only on the implementation of Cards and Core (starting with the implementation of the mortgage solution). The feasibility of such projects is regularly reviewed in order to analyze the recoverability of investments made and are recorded directly to income when it is concluded that the project or a part thereof does not generate future economic benefits.

The accounting guidelines associated to the old Innova Project and to the implementation of Card and Core are the following:

Software Licensing: Has a term to be deferred of 36 months from the time the applications enter into production.

Fees and other payments, directly related to software development: have a term of 36 months to be deferred from the time in which the applications enter into production. Invoices for fees with an amount less than $ 50 have been recorded directly in expenses.

Fees not directly associated with software development and other indirect costs (training and replacement of internal resources, among others): Are not deferred, are directly recognized in expenses when incurred.

The other items different to the above such as employment costs of employees involved with the project, among others: are not deferred, are recognized directly in expenses when incurred.

Equity Tax: In accordance with applicable accounting provisions in Colombia, the wealth tax was recorded as a deferred asset to be amortized by being charged to the equity account of Equity Revaluation, for the entities of the Group that have balance or directly to income by means of the straight-line method. During the years 2013 and 2012 the amortization of the corresponding aliquots was performed, additionally in 2013 the Matrix performed the full amortization of the remaining balance of the deferred, charged to the equity account of Equity Revaluation.

L. Goodwill

Value determination is made at the time in which the control is effectively obtained on the acquired company. Such value is distributed in each of the business lines, which must be fully identified, even in accounting terms. In any case, there is no recognition of the goodwill acquired with respect to acquisitions between controlling and controlled or subordinate entities, or between entities with the same controlling entity in terms of Articles 260 and 261 of the Code of Commerce, or between those entities that comprise a business group in accordance with the provisions of Article 28 and following of Law 222/1995.

The Parent Company and its subordinates use the straight-line method for goodwill amortization, which considers that the Parent Company allows a better association between income and expenses generated by this investment. The goodwill is amortized monthly affecting the income statement for a period of twenty (20) years, unless the entity voluntarily chooses a shorter period of amortization.

In the case of the matrix the goodwill is denominated in dollars, for which it is subject to restatement to Colombian pesos using the representative exchange rate (TRM) monthly, as mentioned in letter X) of this note and the effects of this adjustment are recorded in the income statement.

Annually, business lines must be assessed by methods of recognized technical value, valuation should be conducted by an expert which suitability and independence will be previously qualified by the Superintendence. The above following the provisions of the External Circular 034/2006 of the Superintendence. In case of damage as a result of the above, this is recognized in the income statement.

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The goodwill registered in Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., are amortized over a period of 10 and 3 years respectively and the goodwill registered in Leasing Bancolombia S.A. generated in the acquisition of Renting Colombia, over a period of 5 years. In the acquisition of investments in equity securities, prior to the accounting record, the Parent Company and its subordinates have made an independent assessment of each business considering the recovery period of the investment, the amount of goodwill and the impact of such loan on income. Based on the above assessment, the amortization period has been determined, which in no case exceeds the terms established in the current regulations.

In October 2013, the Parent Company acquired 100% of common and voting shares and 90.1% of preferential shares in HSBC Bank (Panama) S.A. With this acquisition, the Bank obtained control of the Panamanian entity which operates under the name of Banistmo S.A.

As a result of the above, the Parent Company recorded a goodwill in the amount of USD 1,567,067 for the excess of the acquisition cost on the date of purchase (October 28, 2013) compared to equity book value homologated under the Colombian accounting principles of the entity acquired.

M. Assets given under operating leasing

The subordinated Leasing Bancolombia S.A., Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C (Formerly Renting Peru) Fondo de Inversión Renting Perú and Arfinsa have records of assets given under operating leasing in their financial statements.

It records the assets under operating leasing that, following the relevant agreement, are provided to the user for its use.

In the case of assets given under operating leasing other than vehicles, depreciation shall be made in the shorter time between the useful life of the asset and the period of the operating lease agreement, the methodology will be financial depreciation (deducting the recovery value) in such a way that the depreciation of the leased assets keeps a proper relationship with the revenue generated.

The system of financial depreciation requires that every month or part of the month the expense for depreciation is recorded; therefore, no depreciation methods with grace periods or using discount rates outside of the market for the estimation of the depreciation value will be admissible.

In all cases the value of the unamortized asset in the rent (residual value) shall not be subject to depreciation. However, when the entity has not guaranteed the recovery value by means of a third party, depreciation shall be made by one hundred percent of the value of the asset given in lease.

Depreciation of vehicles delivered under operating leasing is performed using the following criteria:

1.	Vehicles that as of December 31, 2009 were under a lease agreement preserve the useful life of five (5) years until maturity

2.	For vehicles mentioned in paragraph 1, that are extended in their original term, from January 1, 2010, the new residual life will be calculated and its useful life will be extended until the end date of the lease agreement.

3.	Vehicles of lease agreements as of January 1, 2010, are depreciated based on the term of the agreement and the one calculated directly for the lease agreement shall be deemed as residual.

Regarding vehicles, valuations are calculated by the difference between the net value in books of the asset at the end of each year and the valuation determined by the net present value of the payable fees under the agreements, plus the present value of the residual value, for which the vehicle is expected to be sold.

Both missing fees and residual value are deducted taking into account the current value of the negotiated rate plus the points described in the agreement. For the DTF the rate in force on the date of analysis in Quarterly Advance (TA) terms shall be considered. For the CPI, the rate of the previous 12 months known to date of analysis is the one considered.

The net present value of lease fees is adjusted by the level of portfolio risk.

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When there is an early termination of the agreement, the valuation of such assets is equal to the commercial value at the time of the analysis to the extent that this is the value to recover by assets that terminate the agreement before the agreed term.

N. Trusts

Corresponds to the rights generated pursuant to the execution of commercial trust agreements that provides to the Parent Company and its subordinates Fiduciaria Bancolombia S.A., FiduPerú S.A., Banco Agrícola S.A., Valores Banagrícola S.A., Bancolombia Panamá S.A., Valores Bancolombia S.A., and Valores Bancolombia Panamá S.A., the possibility of exercising them according to the constitutive act or law.

The transfer of one or more assets made to the trustee is carried at cost, so that the delivery itself does not generate profits for the grantor and they will only have impact on results when the asset or assets subject to trust are actually transferred to third parties.

Trust rights are adjusted according to the nature of the asset transferred, following adjustment procedures established for each of these goods of the asset. According to the asset class the assessment and provisioning is performed, as well as the definition of legal boundaries.

Ñ. Security Deposits

Security deposits correspond to the cash guarantees that the Parent Company delivers. Increasing this value is performed at the time in which a call for margin is presented or when the negotiation quota is required to be increased, otherwise it occurs when it is intended to reduce such quota. This item is recorded for the amount reimbursed in favor of the counterparty and is not subject to interests.

O. Valuations and Devaluations

It records the valuations and/or devaluations of the investments available for sale in equity securities with low or minimum marketability or no stock exchange listing, real estate, and of works of art and culture.

P. Deferred Income

Records the revenue deferred and received in advance by the Parent Company and its subordinates in development of its business, which are amortized over the period in which they are incurred, the services are provided or the money is collected in the case of profit proceeds on sale of goods sold on loan and financial leasing operations.

Includes capitalization of restructured loans yields recorded in memorandum accounts or balances of written-off portfolio, as indicated in the policy portfolio of loans and financial leasing operations.

Q. Bonds

The bonds issued are recorded at their nominal value.

The discounts granted during its issuance are charged in the asset as deferred charges and are amortized in straight line during the life of the bonds.

R. Deferred tax debit/loan

The Deferred Tax Loan and/or debit is calculated on the differences that exist between income and tax deductions with respect to the accounting income and expenses recorded in the financial statements for investments, derivative operations, declared dividends that have not been paid, and estimated liabilities, among others, which generate temporary differences at December 31, 2012 and 2013 that involve a deferral of income tax and income tax for equality – CREE, which is recorded as a deferred tax loan and/or debit as appropriate. This tax is canceled when the differences generating it are reversed.

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S. Income tax for equality CREE

Law 1607/2012 created a new income tax for equality – CREE. The event that generates the income tax for equality CREE is the obtaining of income that may increase equity. The tax base is determined from total gross income made in the year and which may increase equity, without including occasional gains and the non-taxable income; this base allows removing the costs and deductions accepted in the purging of the income tax by the Ordinary System, except for certain deductions such as: donations, contributions to mutual funds, tax loss compensation, deduction of productive fixed assets, among others.

Such taxable basis may not be less than three percent (3%) of the liquid assets of the previous year.

R. Retirement pensions

For its accounting recording an actuarial reserve is estimated by the study conducted by an actuary specialist, who determines the present value of pension obligations under the responsibility of the Parent Company, by applying mathematical methods of financial and probability nature, based on demographic or loss indicators, under the regulations in force at the time of its preparation.

At the closure of the period ended on December 31, 2013, the Parent Company has amortized 100% of the actuarial calculation.

U. Estimated labor liabilities for other benefits

Labor liabilities are accounted for based on the legal provisions and the labor agreements in force, in 2012, under the initiative of the Parent Company and its subordinates, actuarial experts performed the assessment in perpetuity for seniority benefits or stimulus to loyalty in order to estimate the liability that corresponds to these benefits. The result amount is provided as of December 31, 2013 at 85.16%, the difference, this means 14.84% equal to $20,124, will be amortized in the following years.

Likewise, in 2012 actuarial experts performed the assessment in perpetuity for pension bonus and special pension bonus (senior executives) in order to estimate the liability that corresponds to this benefit. The result amount is provided as of December 31, 2013 at 85.64%, the difference, this means the 14.36% equal to $21,699, will be amortized on the following years.

V. Other estimated liabilities and provisions

The Parent Company and its subordinate companies register provisions on certain contingent conditions such as fines, sanctions, litigations and claims, that may exist on the date when the financial statements are issued, taking into account that:

(a)	There is an acquired right and, consequently, a contracted obligation.
(b)	The payment is enforceable or possible and
(c)	The provision is justifiable, quantifiable and verifiable.

Likewise, it records estimations for the concept of income tax and labor expenses, based on the tax and labor provisions, respectively, in force.

W. Additional paid in capital

It corresponds to the greater amount paid by the partners on the nominal value of the share, which by provision of the Superintendence is part of the legal reserve in the issuance of shares (ADRs) abroad, the discount granted to the underwriters firms is registered as a value lower than the amount of capital paid of the new partners.

X. Foreign currency translation

Exchange of financial statements of foreign subordinate companies:

The accounts of the general balance sheet are converted into pesos at the current exchange rate in force at the end of the year; as of December 31, 2013 and December 2012 this rate was $1,926.83 and $1,768.23, respectively, and the average rate is used for the income accounts, this rate is calculated by dividing the daily TRM of the business days from January 1 until December 31 of the current year by the number of business days of the year. This rate as of December 31, 2013 and December 2012 was $1,868.90 and $1,798.23, respectively.

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The exchange differences originated in the accounts of the general balance sheets are registered as an adjustment for conversion of financial statements in equity, and the conversion differences originated in the income accounts are deemed as profits or losses for changes in the income statement.

Transactions of the Parent Company and national subordinate companies in foreign currency:

Transactions and balances of the Parent Company and its national subordinate companies in foreign currency are converted into pesos at the official exchange rate in force on the respective dates, certified by the Superintendence. As of December 31, 2013 and 2012 the rate was $1,926.83 and $1,768.23 respectively.

The conversion differences that result from the adjustment of assets and liabilities are recorded in the income statement.

Y. Recognition of income, costs and expenses

Income, costs and expenses are taken to income by the accrual system. Income for financial yields and other concepts are recognized at the moment they are paid, except for the expenses originated when the accrual of interest on loan portfolio and financial leasing operations are suspended, which are recognized in contingent accounts while collected, as mentioned in paragraph F.5) of this note.

The accrual system takes the commissions originated in granting loan cards to the income accounts when these are incurred.

The profit from sale in goods delivered as sale or contribution to the real estate fund, and which are simultaneously received by the Parent Company through the operating leasing agreement, is registered in the income statement. The profit on loan sale of goods received in payment is recognized as an income as long as the value of the loan is collected.

Z. Contingent accounts

The operations, by means of which the Parent Company and its subordinate companies acquire a right or assume an obligation, whose emergence is conditioned on the occurrence or not of a fact, depending on further, possible or remote factors, are recorded in these accounts. It includes the financial yields from the moment when the accrual in the income statement is suspended for concept of loan portfolio and financial leasing operations.

Contingencies for fines, sanctions and claims are analyzed by the Legal Area and its legal advisors. The estimation of the loss contingencies necessarily involves an exercise of judgment and is a matter of opinion. The advisors evaluate in the estimation of loss contingencies in pending legal procedures against the Parent Company and its subordinate companies, among other aspects, the merit of the claims, the jurisprudence of the courts on this regard and the current status of the procedures.

The amount of the liability may be recorded in the financial statements if the evaluation of the contingency states that it is likely that a material loss has occurred and the amount of the liability may be estimated. If the evaluation states that a possible loss is not likely, but the result is uncertain or possible and the amount of the loss may not be estimated, then the nature of the contingency is disclosed in a note to the financial statements with an estimation of the likely range of loss.

AA. Memorandum Accounts

The operations, which due to their nature do not affect the financial situation, performed with third parties are recorded in these accounts; other control aspects of the Parent Company and its subordinate companies are also recorded herein. Likewise, the tax memorandum accounts, that record figures to create tax declarations, and those accounts of internal control and managerial information are included.

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AB. Earnings per share

In order to determine the earnings per share, the Parent Company uses the method of weighted average of subscribed common and preferential shares for the time of circulation thereof, during the accounting period.

The average of outstanding shares for the years ended on December 31, 2013 and 2012 is 851,827,000 and 845,531,918 respectively.

AC. Use of estimates in the drafting of financial statements

In the drafting of the financial statements, management usually makes estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses. The standards set by the Superintendence establish that in the case of investment products, loans portfolio and assets received as payment, the estimation of the respective provisions can be made based on financial statements of customers up to 12 months old and based on appraisals of guarantees and goods received as payment, carried out by independent experts, with no more than three years old. If estimates of the above provisions were made by financial statements and updated appraisals, the value of the respective assets and income for the year may differ in amounts that have not yet been quantified.

AD. Insurance Operations

Unearned premiums and the interest of reinsurers in unearned premiums are calculated using the deferral method in twenty-fourths.

The premiums issued in advance are recorded and deferred in accordance with their expiration dates. The portion that corresponds to the current year is recorded in the consolidated income statement.

The mathematical reserves for life insurance policies at the end of the year are certified by independent actuaries. For individual life insurance, industrial life insurance and annuity and pension plans, one hundred percent (100%) of the mathematical reserve is estimated on all policies that are in force, in accordance with the actuarial or generally accepted principles. These reserves are calculated using the existing actuarial techniques, normally used by insurance companies for these purposes, and in accordance with the technical bases approved by the regulatory bodies where Seguros Banistmo S.A operates.

The losses pending to be liquidated are made up of all claims incurred, but not paid on the date of the balance sheet, including both reported claims and claims incurred but not reported, and the internal and external costs related to the handling of claims and a proper reasonable margin.

AE. Convergence to International Financial Reporting Standards -IFRS. Normative changes

On December 29, 2012 the Ministry of Trade, Industry and Tourism issued Decree 2784, by which the Law 1314/2009 was regulated on the technical framework for those who prepare financial information that make up group 1: Issuers, public interest entities and entities that meet the parameters established in this provision.

This technical framework was developed based on the International Financial Reporting Standards - IFRS - International Accounting Standards -IAS -, the interpretations of the SIC, the interpretations of the IFRIC and the conceptual framework for financial reporting, issued in Spanish on January 1, 2012, by the International Accounting Standards Board (IASB).

According to the implementation schedule, 2013 has been a period of preparation and training with the initial obligation to present an implementation plan approved by the board of directors, with responsible persons and goals of monitoring and control. 2014 will be the transition period and 2015 will be the period of full implementation of the new regulatory framework.

According to the provisions of Decree 2784/2012, as amended by Decree 3024/2013, the obligation to prepare a statement of opening financial position, as of January 1, 2014 under the new regulations, is established, so the transition takes place during 2014, with simultaneous application of the existing and new accounting standards.

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The last official financial statements, pursuant to Decrees 2649 and 2650/1993, will be as of December 31, 2014 and the first financial statements under the new regulations will be from 2015, which require comparison with the transition information of 2014, under the technical regulatory framework established in Decree 2784/2012 and amended by Decree 3023/ 2013

Note 3 – Investments

The following is the detail of the investments:

	2013	2012
Trading debt securities:
Securities issued by the Nation (1)	$5,313,394	5,653,538
Securities issued by Foreign Governments	354,216	124,361
Securities issued by entities controlled by the Superintendence	241,941	314,800
Investments given in guaranty in derivative operations	94,427	42,074
Securities issued by entities not controlled by the Superintendence	51,220	47,477
Securities issued by Foreign Central Banks	3,541	-
Securities issued by multilateral loan entities	3,026	3,706
Securities issued by banks abroad	2,419	51,891
Repurchase rights of investments available for sale in debt securities	351,225	77,058
Other securities	122,288	177,907
	$6,537,697	6,492,812

Available for sale debt securities
Securities issued by Foreign Governments	$1,279,903	578,012
Securities derived from the securitization of the mortgage portfolio	262,586	446,685
Securities issued by banks abroad (2)	95,378	199,836
Securities issued by the Nation	55,171	63,152
Securities issued by multilateral loan entities	41,467	32,003
Securities issued by Foreign Central Banks	24,585	69,035
Securities issued by entities that are not controlled by the Superintendence	15,770	-
Other securities	28,284	67,319
	$1,803,144	1,456,042

Held to maturity debt securities
Securities issued by entities controlled by the Superintendence	$1,892,534	1,297,840
Securities derived from the securitization of the mortgage portfolio	681,403	966,451
Securities issued by Foreign Central Banks	580,451	513,384
Securities of public domestic debt issued or guaranteed by the nation	270,802	376,703
Securities issued by entities that are not controlled by the Superintendence	60,515	60,187
Securities issued by multilateral loan entities	31,478	27,437
Securities issued by banks abroad	24,065	52,446
Securities issued by Foreign Governments	22,141	19,115
Securities issued by the securitization other than mortgage portfolio (3)	18,429	21,483
Other securities	213,520	148,314
	$3,795,338	3,483,360

Trading equity securities
In Trusts	$295,760	314,633
In other entities	116,227	12,458
	$411,987	327,091

Available for sale in equity securities
Shares with low or minimum stock liquidity or unlisted shares (4)	$1,184,641	706,786
Shares with medium stock liquidity	36,437	37,146
Shares with high stock liquidity	17,599	21,312
Mixed securities derived from securitization processes	5,296	5,250
Other securities	24,277	38,671
	$1,268,250	809,165
Allowance	-10,626	-14,159
Total Investments	$13,805,790	12,554,311

(1)	During the period between January and September, the bank portfolios were impacted by upward movements in interest rates globally. During this period the possible withdrawal of money from the Federal Reserve System of the United States (FED) was announced. The bank had a high exposure to the long end of the TES curve which was negatively impacted in its assessment. Taking into account the expectations for the development of market rates in the following months, it was decided to reduce the exposure by liquidating positions, thereby reducing the consumption of Value at Risk (VAR) limiting future exposure.

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(2)	It includes the investment in depreciable interest trust certificates issued by the Environmental Trust for the Conservation of the Coffee Forest (FICAFE). This Trust was formed with the assignment and transfer of the loan portfolio of the coffee sector made by some banks of the Financial System of El Salvador, including Banco Agrícola, in order to carry out the restructuring of these loans, sponsored by the Government of that country.

The banks that have made the transfer of such loans secure the payment thereof in case of default by customers, therefore, the open mortgage guarantees granted by debtors are payable to the bank. Additionally, the bank, as part of the constitution of such trust, received, as part of the Agricultural Guarantee Program (PROGARA) assigned to the Special Trust of Agricultural Development (FEDA), an additional security equivalent to 16.67% of the value of delinquent loans.

A provision for a value of USD$14,968 is included in the financial statements of Banco Agrícola El Salvador as of December 31, 2013; this provision corresponds to the value that management estimates could be the loss for the surety it has granted to ensure the recovery of the Trust’s portfolio.

(3)	In accordance with the provisions of the External Circular 047/2008 -Securitization Loan Portfolio - Chapter XV of Circular 100/1995, was recorded in investments up to maturity and represents the proportion that corresponds to the Bank for the residual rights resulting from the securitization process of mortgage portfolio. These residual rights are a consequence of the assessment process by the Securitization Process Manager, of the cash flows of both the underlying asset and the correlative liability, discounted at the internal rate of return (IRR) of the liability that corresponds to the securities issued. Its value may fluctuate in the future depending on the behavior of the prepayment and default rates of the underlying assets.

(4)	In October 2013, prior obtaining of the corresponding regulatory authorizations, Bancolombia Panamá S.A., an affiliate of Bancolombia S.A., acquired 40% of common voting shares of Grupo Agromercantil Holding S.A., Panamanian company that owns the Agri-Commercial Financial Conglomerate of Guatemala. The Conglomerate is composed of Banco Agromercantil BAM de Guatemala, Mercom Bank Ltd, offshore bank entity with a branch in Barbados and Seguros Agromercantil de Guatemala, among other entities.

All balances of investments provision as of December 31 are shown below:

Held to maturity securities:

Holder	Description	Risk Category	Provision
Bancolombia S.A.	Tips in pesos series N7 MZ 2028	BBB	2,040
Bancolombia S.A.	Tips in pesos series N5 C 2027	BBB+	1,136
Bancolombia S.A.	Tips in pesos series E16 C 2025	BB	1,106
Bancolombia S.A.	Tips in pesos series N5 MZ 2027	BBB	546
Bancolombia S.A.	Tips in pesos series N7 C 2028	BB+	529
Bancolombia S.A.	Tips in pesos series N4 C 2027	BBB-	283
Total			5,640

Available for sale debt securities:

Holder	Description	Risk Category	Provision
Banco Agrícola S.A	Sovereign bond - Costa Rica	BB+	1,421
Banco Agrícola S.A.	Eurobonds 2035 - El Salvador	BB-	865
Banco Agrícola S.A.	Eurobonds 2025 - El Salvador	BB-	542
Banco Agrícola S.A.	Eurobonds Costa Rica	BB+	186
Banco Agrícola S.A.	Corporate security - Instituto Costarricence de Electricidad	BB+	174
Banco Agrícola S.A.	AES El Salvador	BB	116
Total			3,304

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Available for sale equity securities:

Holder	Description	Risk Category	Provision

Banistmo S.A.	Adara Venture	C	863
Banistmo S.A.	HSBC Pic Inc.	A	417
Banistmo S.A.	SANEAL	A	402
Total			1,682

The following is the detail of the acquisition dates of investments that are available for sale in securities that participate in subordinated companies of the Parent Company as of December 31, 2013 and 2012:

Investments available for sale in equity securities:

In Colombia

Corporate Name	% Interest	Date of Acquisition	2013	2012
Fiduciaria Bancolombia S.A.	94.97%	April-98	$17,243	$17,243
		December-98	2,853	2,853
		December-99	11,121	11,121
		February-03	5,598	5,598
		April-03	383	383
		September-03	2,874	2,874
		April-04	4,722	4,722
		March-05	15,871	15,871
		July-05	1,889	1,889
		August-05	3,427	3,427
		October-05	(382)	(382)
		March-06	5,996	5,996
		March-07	8,147	8,147
		March-08	5,526	5,526
		December-08	1	1
		March-09	10,384	10,384
		March-10	17,841	17,841
		March-11	30,021	30,021
		April-12	15,639	15,639
			159,154	159,154
Inflation Adjustment			5,455	5,455
			$164,609	$164,609

Banca Inversión Bancolombia S.A.	94.90%	April-98	$149,208	$149,208
		July-99	25,920	25,920
		December-01	7,078	7,078
		March-02	3,396	3,396
		April-04	13,195	13,195
		March-05	4,500	4,500
		March-10	18,980	18,980
		December-12	24,434	24,434
		May-13	37,216
			283,927	246,711
Inflation Adjustment			31,188	31,188
			$315,115	$277,899

Leasing Bancolombia S.A.	94.04%	April-98	$15,892	$15,892
		June-99	3,591	3,591
		June-00	2,938	2,938
		December-00	5,878	5,878

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		April-02	2,805	2,805
		February-03	2,373	2,373
		March-03	4,829	4,829
		April-03	826	826
		September-03	2,805	2,805
		November-03	2,967	2,967
		January-04	2,805	2,805
		February-04	5,490	5,490
		March-04	5,611	5,611
		July-04	18,702	18,702
		February-05	13,576	13,576
		November-05	64,599	64,599
		December-05	9,351	9,351
		March-06	36,227	36,227
		May-06	29,161	29,161
		March-07	38,750	38,750
		March-08	98,467	98,467
		March-09	54,149	54,149
		December-09	4,950	4,950
		March-10	52,143	52,143
		April-11	93,191	93,191
		October-11	37	37
		April-12	181,820	181,820
		November-12	32,850	32,850
		March-13	118,742
			$905,525	$786,783

Tuya S.A. (formerly Sufinanciamiento S.A.)	94.89%	December-03	$41,565	$41,565
		March-04	6,943	6,943
		March-05	8,051	8,051
		March-06	13,217	13,217
		January-07	23,723	23,723
		March-07	30,155	30,155
		September-07	23,722	23,722
		March-08	1,902	1,902
		April-08	23,722	23,722
		December-10	(90,145)	(90,145)
		March-11	10,878	10,878
		April-12	26,822	26,822
		March-13	14,604
			$135,159	$120,555

Valores Bancolombia S.A.	93.61%	February-92	$56	$56
		March-92	45	45
		June-93	84	84
		March-94	194	194
		April-94	462	462
		March-95	311	311
		March-96	353	353
		September-97	368	368
		May-98	3,454	3,454
		May-98	1,113	1,113
		October-99	614	614
		December-99	3,620	3,620
		Jun-00	1,392	1,392
		December-02	1,890	1,890
		October -03	5,967	5,967
		October -05	13,212	13,212
		April-06	17,256	17,256
		March-07	17,828	17,828
		July-07	2,000	2,000
		August-07	1,000	1,000
		March-11	5,766	5,766
		May-13	33,683
			$110,668	$76,985

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Factoring Bancolombia S.A.	93.87%	May-06	$15,777	$15,777
		June-06	11,055	11,055
		February-08	4,729	4,729
		March-08	1,510	1,510
		January-09	18,000	18,000
		December-09	19,785	19,785
		August-13	18,000
		December-13	7,500
			$96,356	$70,856

Abroad

Corporate Name	% Interest	Date of Acquisition	2013		2012
Dollars
Bancolombia (Panamá) S.A.	100.00%	January-73	USD	1,000	1,000
		October-74		46	46
		December-75		204	204
		June-78		157	157
		December-78		134	134
		June-80		260	260
		November-80		226	226
		June-81		623	623
		June-81		197	197
		October-81		635	635
		September-83		518	518
		August-96		10,000	10,000
			USD	14,000	14,000
				$26,976	24,755

Bancolombia Puerto Rico	100.00%	December-97	USD	2,500	2,500
		April-99		1,500	1,500
		May-99		1,000	1,000
		August-99		1,000	1,000
		December-99		1,000	1,000
		May-00		1	1
		May-01		1,336	1,336
		November-01		1,000	1,000
		May-02		500	500
		June-02		500	500
			USD	10,337	10,337
				$19,919	18,279

Banistmo S.A. and Affiliates	98.12%	October-13	USD	666,748	0
		November-13		(2,635)	-
			USD	664,113	-
				$1,279,633	-

Calculation of the proportional equity securities

The proportional equity value is the result of multiplying the equity of the subordinate company, as of the date of investment, by the ownership percentage acquired by the Parent Company on the same date.

When the ownership percentage in one subordinate company increases, regarding the percentage owned at the moment of purchase, with one or more acquisitions, the corresponding calculation is made by multiplying such increase -percentage- by the total value of the equity of the subordinate company on the date of acquisition.

In cases where the equity of the subordinate company is increased by the acquisition of corporate rights and, in turn, this means an increase in the percentage interest in the capital stock, the equity value is calculated based on the equity of the subordinate company once such increase has been applied.

43

The following is the summary of the investments in equity securities, held directly by the Parent Company and the affiliates where it has a direct interest, which are eliminated in the consolidation process, in accordance with the guidelines established in Chapter X of the Basic and Financial Circular 100/1995:

			Eliminated amount
Controlling Company	Corporate Name	%Interest	2013	2012
Bancolombia S.A.	Fiduciaria Bancolombia S.A.	94.97%	164,609	164,609
Banca Inversión Bancolombia S.A.	Fiduciaria Bancolombia S.A.	3.47%	6,738	6,737
Bancolombia S.A.	Banca Inversión Bancolombia S.A.	94.90%	315,115	277,899
Bancolombia S.A.	Leasing Bancolombia S.A.	94.04%	905,525	786,783
Banca Inversión Bancolombia S.A.	Leasing Bancolombia S.A.	4.06%	39,400	34,279
Leasing Bancolombia S.A.	Renting Colombia S.A.	94.50%	121,320	121,320
Leasing Bancolombia S.A.	Leasing Peru	99.16%	34,394	31,563
Bancolombia S.A.	Tuya	94.89%	135,159	120,555
Bancolombia S.A.	Bancolombia (Panamá) S.A.	100.00%	26,976	24,755
Banca Inversión Bancolombia S.A.	Inmobiliaria Bancol S.A.	98.20%	4,218	3,921
Banca Inversión Bancolombia S.A.	Valores Simesa S.A	67.54%	8,201	8,201
Banca Inversión Bancolombia S.A.	Inversiones CFNS Ltda	92.57%	127,101	112,637
Banca Inversión Bancolombia S.A.	FCP Colombia Inmobiliaria	0.09%	609	-
Bancolombia (Panamá) S.A.	Bancolombia (Caimán) S.A.	100.00%	38,537	35,365
Bancolombia (Panamá) S.A.	Banagrícola S.A.	99.16%	858,480	787,817
Bancolombia (Panamá) S.A.	Suleasing Internacional USA Inc.	100.00%	4,817	4,421
Bancolombia (Panamá) S.A.	Sistema de Inversiones y Negocios, S.A.	100.00%	39	35
Bancolombia S.A.	Valores Bancolombia S.A.	93.61%	110,668	76,985
Banca Inversión Bancolombia S.A.	Valores Bancolombia S.A.	2.74%	3,512	2,525
Bancolombia S.A.	Bancolombia Puerto Rico	100.00%	19,919	18,279
Bancolombia S.A.	Factoring Bancolombia S.A.	93.87%	96,356	70,856
Banca Inversión Bancolombia S.A.	Factoring Bancolombia S.A.	6.12%	6,959	4,959
Banca Inversión Bancolombia S.A.	Tuya	5.06%	8,791	8,012
Banca Inversión Bancolombia S.A.	FiduPeru	0.44%	45	41
Banca Inversión Bancolombia S.A.	Renting Colombia S.A.	4.81%	11,131	11,131
Fiduciaria Bancolombia S.A.	FiduPeru	99.56%	10,508	9,643
Valores Bancolombia S.A.	Valores Bancolombia Panamá S.A.	100.00%	289	265
Bancolombia S.A.	Banistmo S.A. and Affiliates(1)	98.12%	1,279,633	-
			$4,339,049	2,723,593

As of December 31, 2013 and 2012, the Parent Company has an approximate interest of 66.41% and 78.24% of total consolidated investments, respectively.

Interests in companies acquired by the affiliates before the control configuration by the Parent Company are directly eliminated against the equity accounts.

(1) In October 2013 Bancolombia S.A. acquired 100% of common voting shares, and 90.1% of preferential shares in HSBC Bank (Panama) S.A. Through this operation Bancolombia S.A. obtained control of the Panamanian company, which operates under the name of Banistmo S.A. and its Panamanian subsidiaries that work on the intermediation of securities, trust services, leasing, bank services and an insurance company, among others.

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Note 4 – Loan Portfolio

The Parent Company and its subordinate companies evaluated the loan portfolio in accordance with the rules of the Superintendence as of December 31, 2013 and 2012. The result of the rating is the following:

2013
(a ) The Parent Company and the National Subordinate Companies
	Commercial	Consumer	Small business loans	Mortgage	Leasing	Provision	Total
"A" Normal	$39,218,713	11,341,075	343,424	6,325,725	8,125,015	(1,345,555)	64,008,397
"B" Acceptable	994,333	269,670	10,001	124,213	283,611	(158,568)	1,523,260
"C" Appreciable	772,755	190,751	6,420	74,369	111,225	(447,735)	707,785
"D" Significant	556,756	312,528	6,275	30,804	106,287	(896,916)	115,734
"E" Uncollectible	257,467	200,280	25,189	61,198	30,386	(537,588)	36,932
	$41,800,024	12,314,304	391,309	6,616,309	8,656,524	(3,386,362)	66,392,108

(b) Foreign Subordinate Companies
	Commercial	Consumer	Small business loans	Mortgage	Leasing	Provision	Total
"A" Normal	$9,380,607	3,340,969	111,653	3,421,847	967,453	(219,035)	17,003,494
"B" Acceptable	938,898	550,606	5,186	9,626	18,971	(88,225)	1,435,062
"C" Appreciable	79,187	205,317	3,219	145,608	1,654	(91,200)	343,785
"D" Significant	62,810	100,277	2,091	2,305	33,124	(110,942)	89,665
"E" Uncollectible	101,993	90,417	3,309	100,235	3,710	(169,766)	129,898
	$10,563,495	4,287,586	125,458	3,679,621	1,024,912	(679,168)	19,001,904
Total consolidated portfolio	$52,363,519	16,601,890	516,767	10,295,930	9,681,436	(4,065,530)	85,394,012

2012
(a ) The Parent Company and the National Subordinate Companies
	Commercial	Consumer	Small business loans	Mortgage	Leasing	Provision	Total
"A" Normal	$36,712,362	9,829,860	267,498	4,910,375	7,385,403	(1,216,039)	57,889,459
"B" Acceptable	630,390	285,007	9,628	142,368	171,088	(123,626)	1,114,855
"C" Appreciable	687,496	166,771	5,300	68,425	102,860	(394,505)	636,347
"D" Significant	435,448	297,705	5,175	26,248	67,483	(735,206)	96,853
"E" Uncollectible	253,435	151,978	16,156	53,296	56,078	(487,893)	43,050
	$38,719,131	10,731,321	303,757	5,200,712	7,782,912	(2,957,269)	59,780,564

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(b) Foreign Subordinate Companies

	Commercial	Consumer	Small business loans	Mortgage	Leasing	Provision	Total
"A" Normal	$3,448,960	1,343,221	26,901	714,362	814,279	(70,762)	6,276,961
"B" Acceptable	159,233	344,849	490	9,869	13,340	(28,853)	498,928
"C" Appreciable	49,705	77,742	400	6,048	14,854	(28,722)	120,027
"D" Significant	31,970	58,374	348	2,541	22,759	(72,603)	43,389
"E" Uncollectible	56,661	25,154	2,695	24,292	1,799	(91,430)	19,171
	$3,746,529	1,849,340	30,834	757,112	867,031	(292,370)	6,958,476
Total consolidated portfolio	$42,465,660	12,580,661	334,591	5,957,824	8,649,943	(3,249,639)	66,739,040

The Parent Company owns 65.43% and 70.33% of the total loan portfolio and financial leasing operations as of December 31, 2013 and 2012 respectively.

The following is the detail of the loan portfolio for rating under the MRC methodology, as of December 31, 2013 and 2012:

Commercial Portfolio(1)(2)	2013	2012

AA – Normal	$56,933,510	47,831,212
A – Acceptable	1,562,308	1,038,564
BB – Acceptable	1,370,798	404,857
B – Appreciable	245,362	325,578
CC – Appreciable	716,810	530,387
D – Significant	737,665	533,752
E – Uncollectible	387,495	390,595
TOTAL	$61,953,948	51,054,945

(1) Includes balances of Consumer Leasing of $9,598,618 and $8,595,389 for 2013 and 2012 respectively.

(2) The total commercial portfolio differs from the balances presented in this table, because the balance of Arrendadora Financiera SA of $8,189 and $6,104 for 2013 and 2012 is not under the MRC methodology.

The following details the consumer portfolio per rating under the MRCO methodology, as of December 31, 2013 and 2012:

Consumer portfolio(1)	2013	2012

AA - Normal	$11,862,941	10,284,863
A - Normal (Current default between 0 - 30 days)	2,981,746	972,441
A - Acceptable (Current default greater than 30 days)	77,350	82,952
BB - Acceptable	718,178	523,167
B - Appreciable	280,761	162,298
CC - Appreciable	107,063	74,480
D – Significant	387,660	330,897
E – Uncollectible	269,009	204,116
TOTAL	$16,684,708	12,635,214

(1) Includes balances of Consumer Leasing of $82,818 and $54,553 for 2013 and 2012 respectively.

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Banco Agrícola S.A., has performed the issuance of investment certificates with an expiration date that goes from 2011 until 2016 placed through the stock exchange of El Salvador, and has received loans from the International Finance Corporation (IFC) and the Banco Multisectorial, and has granted the loan portfolio, with rating in “A” and “B” categories, and mortgage loans, with “A” category, as a guarantee, as described below:

	Balance of the Loan plus interests		Guarantee Value

Loans received
Banco de Desarrollo de El Salvador	USD	18,152	18,081
International Finance Corporation (IFC)		2,944	15,560
		21,096	33,641
Issue of certificates
Investment CIBAC$12		53,648	79,911
Investment CIBAC$14		51,170	64,949
Investment CIBAC$15		39,213	31,042
Investment CIBAC$16		60,018	77,230
	USD	204,049	212,091

The referred loans are shown in records that allow their full identification, in order to assume responsibility against the creditors for the legal responsibilities that arise from the respective documents.

Note 5 – Accounts receivable – Net

Below is a detail of accounts receivable – Net:

	2013	2012
Advance payments of contracts and suppliers	444,344	482,029
Payments on behalf of clients	415,503	411,654
Accounts receivable from networks	96,986	76,564
Promissory sellers	87,057	-
Commissions	73,042	70,868
Premiums and other insurance accounts receivable	72,419	-
Tax Credits	56,837	-
Sales tax payable - Debit	45,942	39,808
Sales of goods and services	41,135	12,606
FOGAFIN accounts receivable	32,876	28,647
Agreement card Éxito - Tuya	20,918	27,705
Interest Interbank Funds sold and repurchase agreements and others	18,148	13,662
International trade operations	16,741	11,176
Electronic Agreements and Services	10,199	8,087
Margin Call	7,784	3,271
Shortage in clearing of checks	6,330	18,719
Clients under debt collection by legal process	5,421	5,384
Mortgage relief	5,353	3,621
Sierras del Chicó and Chicó Oriental	5,330	5,330
Operations pending compliance by treasury	3,118	26,054
Securitization Company - Insurance	3,102	3,723
Lease of Own Assets	2,350	734
Advance payments to personnel	2,085	272
Claims before insurance companies	1,292	1,495
Shortage in cash	1,139	2,247
Dividends and participation	197	392
Fees	402	7,885
Derivative financial operations	-	20
Unconfirmed in transit remittances	59	52
Sundry	147,097	57,864
Subtotal	1,623,206	1,319,869
Provisions	(85,988)	(76,606)
Total	1,537,218	1,243,263

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As of December 31, 2013 and 2012 the Parent Company has an interest of 42.60% and 54.42% in total accounts receivable -others consolidated, respectively.

Note 6 – Goodwill, Net

Movements in net goodwill are the following:

	2013	2012

Initial balance	$571,373	679,861
Purchase of Banistmo S.A. (1)	2.986.993	-
Purchase of Uff Móvil(2)	-	21,995
Other additions (3)	13	12
Sale of Asesuisa(4)	-	(24,146)
Amortization	(78,880)	(45,690)
Adjustment for the exchange difference	109,704	(60,659)
End Balance(5)	$3,589,203	571,373

(1)	Corresponds to COP 2,958,764 recorded in Bancolombia, as excess cost of acquisition of 100% of common voting shares and 90.1% of preferential shares in HSBC Bank (Panama) versus accounting equity of the acquired company homologated under Colombian accounting principles, company that operates under the name Banistmo since October 28, 2013. Additionally it includes COP 28,229 recorded in Financial Statements of Banistmo for its subsidiaries prior acquisition by Bancolombia.

(2)	In August 30, 2012, Banagrícola, a Panamanian subsidiary of Bancolombia, acquired 70% of UFF Móvil S.A.S., a Colombian telecommunications services operator. The operation amounted to $21,000, sum entirely paid on the date of the operation.

(3)	Corresponds to the additions of goodwill of Banagricola in IFBA for COP 5 in the year 2013, as well as IFBA in Banco Agricola for COP 8 in 2013 and COP 12 in 2012.

(4)	On September 27, 2012, once all the authorizations required by the authorities of Colombia and El Salvador were obtained, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., transferred in favor of Seguros Suramericana S.A., a Panamanian company part of Grupo de Inversiones Suramericana, full property of the shares representing 97.03% of stock capital in Aseguradora Suiza Salvadoreña S.A. Asesuisa, insurance entity in the Republic of El Salvador. The total value received by Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. as price of shares amounts to USD 97,999.

(5)	The balance includes USD 7,069 in 2013 and 9,706 in 2012 of goodwill recorded by Banagrícola S.A. before the acquisition by Bancolombia in the year 2007 and USD 86 and USD 89 of Arrendamiento Operativo CIB S.A.C produced in the acquisition of its affiliates for 2013 and 2012 respectively.

The following is the initial allocation of goodwill produced in the acquisitions and the net balance of the asset per line of business as of December 2013:

Lines of Business	Goodwill	Goodwill to amortize
Companies(1)	186,317	119,090
Consumer(1)	540,487	345,844
Mortgage(1)	112,462	71,883
Banistmo S.A.(2)	3,019,473	3,022,654
Renting	6,037	1,509
Mobile phone operations (UFF móvil)	21,995	20,887
Total	3,886,771	3,581,867

(1)	As of December 31, 2013 the assessment of goodwill impairment was performed by SBI Banca de Inversión independent expert, using the discounted flow and multiples method, without finding any indication of impairment of the mentioned asset.

(2)	As of December 31, 2013, Bancolombia S.A. is undergoing a process of goodwill allocation derived from the acquisition of Banistmo in the different Cash Generating Units mentioned in chapter XVII of Circular 100 of 1995 of the Finance Superintendence of Colombia.

48

•	Relevant aspects of the valuation performed by the firm SBI Banca de Inversión

SBI Banca de Inversión, considered the following aspects when performing the valuation of goodwill of Banagrícola:

✓	Discounted Cash Flows Available: To estimate the future available cash flows a model was built to simulate the likely financial performance of the entity or line of business being assessed, under assumptions deemed reasonable and objective, considering the characteristics of the business and its macroeconomic environment.

✓	Discount Rate: In general terms, the rate used to discount the projected cash flows corresponds to weighted cost of capital (WACC). To express the discount rate in real terms, it is assumed that long term inflation is equivalent to the average annual inflation of USA, for the same period in which the market premium was calculated. Although the financial statements and free cash flows were projected in current terms, they were inflation-adjusted before applying the discount rate in real terms.

✓	Risk Free Rate: The use of the current yields of the US treasury bonds is recommended. In addition to the free rate, it must fulfill two basic conditions: the absence of moratorium risk and the absence of reinvestment risk.

✓	Market Premium: corresponds to the differential expectation of yields between the stock market and the risk free rate; the long-term historic average is accepted as an acceptable indicator for these purposes.

✓	Materiality Principle: It is based on giving greater importance to things that reasonably have it, approximate that of less importance and ignore or eliminate what is trivial. Given the difficulty in differentiating what is important from what is not, the analyst should have had an objective appreciation of the facts, being necessary for him to apply his best professional criterion and practical sense to assess the facts and events.

✓	Macroeconomic Projections: A study is performed on aspects such as GDP, its composition, its growth; the behavior of the balance of trade, the family remittances, the national budget and the public debt of El Salvador.

✓	Political Environment: It was found that the government remains committed to a policy of free market through the free trade agreement CAFTA since 2006, with the promotion of foreign investment in key industries and diversifying the economy by focusing on transport and tourism industries. In December 2011, the Administration undertook a major tax reform which allowed it to increase its revenue to support the main government programs and maintain a tax system that promotes business investment.

✓	Financial Performance: Currently Banco Agrícola has a market share in loan portfolio close to 28%, ahead by almost double from its nearest competitor. The bank also owns 40% of the net profits of the system, which is an indisputable example of operational efficiency.

SBI Banca de Inversión considered the following aspects when performing the goodwill valuation of Uff Móvil:

✓	Valuation Methodology: The Discounted Cash Flow Available methodology is used and three scenarios are projected to determine the reasonable market value of the company.

49

✓	Discount Rates: The rate used to discount the projected cash flows corresponds to the weighted cost of capital (WACC) of 15%, which considers adjustments to the beta to reflect the fact that the company is in a phase of growth, with a moderate level of uncertainty upon the implementation of its business model.

✓	Materiality Principle

✓	Identification and Valuation of business lines: According to the definitions of grupo Bancolombia, Uff Móvil constitutes in itself a single business unit.

✓	Historic Evolution: Between the years 2011 and 2013 operating income and gross profits have had a Compound Annual Growth (CAG) equal to 33.6% and 29.5% respectively, negative levels of EBITDA, but decreasing compared to its revenue and a decrease in the rotation of accounts payable, accounts receivable and inventory.

✓	Conclusion: SBI Banca de Inversión suggests keeping a current amortization period of goodwill and reassess the decision based on the results of the test corresponding to the period 2014.

Note 7 – Time Deposits

The following is the detail of the time deposits, with expiration as of December 31:

	2013	2012

Less than 6 months	$8,303,378	5,637,827
Equal to 6 months and less than 12 months	6,182,823	4,724,427
Equal to or greater than 12 months and less than 18 months	5,086,831	3,774,851
Equal to or greater than 18 months	14,485,420	10,630,384
Total Certificates of fixed-term deposits	$34,058,452	24,767,489

Nota 8- Long term debt

Duly authorized by the competent entity in each country, bonds issuances have been made as follows:

2013
Issuer	Currency	Issue		Balance	Rate Range
Bancolombia	Local		$3,619,148	$2,240,409	4.32% - 14.18%
Bancolombia	Foreign	USD	3,766,970	$7,258,311	4.30% - 6.99%
Leasing Bancolombia	Local		$2,462,705	$2,280,400	4.49%% - 10.90%
Banco Agrícola	Foreign	USD	203,783	$392,655	4.25% - 5.40%
Renting Colombia	Local		$360,000	$16,000	CPI +5.90%
Tuya	Local		$140,500	$140,500	CPI+2%
				$12,328,275

2012
Issuer	Currency	Issue		Balance	Rate Range
Bancolombia	Local		$4,129,199	$2,750,466	5.17%-14.18%
Bancolombia	Foreign	USD	3,766,970	$6,660,869	4.30%-6.99%
Leasing Bancolombia	Local		$2,283,555	$2,067,809	6.10%-10.90%
Banco Agrícola	Foreign	USD	235,588	$416,574	3.56%-4.50%
Renting Colombia	Local		$360,000	$44,001	CPI + 6.80% CPI +5.90%
Tuya	Local		$119,500	$119,500	CPI+2%
				$12,059,219

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Note 9 – Reserves

The following is the detail of the reserves:

	2013	2012
Legal Reserve

For appropriation of liquid profits	$6,425,099	2,947,004
For premium in issue of ordinary shares	195,550	244,516
For premium in issue of preferential shares	2,616,943	2,616,943
Total Legal Reserve	9,237,592	5,808,463

Statutory and temporary reserves	564,917	1,391,154
Total Reserves	$9,802,509	7,199,617

In accordance with the legal provisions in Colombia, the entities shall constitute a legal reserve of at least fifty percent (50%) of subscribed capital, comprised of ten percent (10%) of liquid profits of each fiscal year.

Note 10 – Surplus or Deficit

The following is the composition of the surplus or deficit as of December 31:

	2013	2012

Equity revaluation(1)	$25,449	213,762
Unrealized accumulated profits or losses in investments available for sale and hedge derivatives	(39,671)	24,251
Valuations	828,006	692,835
Total	$813,784	930,848

(1)	In accordance with the legal provisions applicable in Colombia, the wealth tax was recorded as a deferred asset to be amortized by the straight–line method in eight installments for four years, from 2011 to 2014, with charge to the equity account of the equity revaluation for entities of the Group that own balance, or directly to income.

The conciliation of the valuations registered in the asset, against the valuations presented in the equity, is the following:

	2013	2012

Asset valuation	$1,422,926	851,920
Less VPP valuation	(360,559)	(110,790)
Less elimination of minority interest	(234,361)	(48,295)
Total equity valuation	$828,006	692,835

V.P.P Corresponds to the valuation that is included in the Proportional Equity Value allocated in the acquisition of Banca Inversión Bancolombia S.A., Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Tuya S.A., Valores Bancolombia S.A., Factoring Bancolombia S.A., Inversiones Financieras Banco Agrícola S.A., Banistmo S.A. and its affiliates, determined on the date of purchase. In accordance with the conciliation rule of Financial Statements, this value remains fixed as long as the investment exists and there are no new acquisitions

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Note 11 - Transactions with related parties

The following are considered as related parties:

1.	Companies where the Parent Company has share capital greater than 10%, or where it has administrative or financial control (subordinate companies).

2.	Shareholders that individually own more than 10% of the stock capital of the Parent Company and those whose individual stock capital is less than this percentage, but for which there are operations that exceed 5% of the technical equity.

Shareholders with more than 10% interest:

- Grupo de Inversiones Suramericana S.A.

- Fondo Bancolombia ADR Program

Shareholders with less than 10% Interest in the stock capital, but with transactions that exceed 5% of the technical equity:

- Fondo de Pensiones Obligatorias Porvenir Moderado.

3.	The members of the Board of Directors (directors) and managers. Include officers with legal representation.

Operations with shareholders and subordinated companies:

During the periods ended on December 31, 2013 and 2012, between the Parent Company, the shareholders and the aforementioned subordinated companies, there were no:

Loans involving an obligation for the borrower that does not correspond to the essence or nature of the loan agreement.

Loans with different interest rates to those normally paid or charged to others in similar conditions of term, risk, etc.

Operations whose characteristics differ from the transactions performed with third parties.

As of December 31, 2013, there are agreements of lease, correspondent, network usage, financial services, etc. signed between the Bank and the affiliates Banca de Inversión Bancolombia S.A., Fiduciaria Bancolombia S.A., Valores Bancolombia S.A., Factoring Bancolombia S.A. and Leasing Bancolombia S.A., among whom the model of Shared Services Centre was implemented; these documents are agreed within the conditions laid down by the rules and regulations, and by market values. Similarly, the entities have existing agreements with suppliers of goods and services, and in accordance therewith, each entity assumes the costs arising from these agreements.

Operations held with directors and managers:

Fees were paid during the years ended on December 31, 2013 and 2012 to the directors for an amount of $1,549 and $1,240 respectively; these fees correspond to the attendance to meetings of the Board of Directors and Committees; on the same dates, these officers had balances in loan portfolios for $11,728 and $4,826 and deposits for $2,148 and $832 respectively.

There were no operations between the Parent Company and its directors or managers during the aforementioned periods that had the following characteristics

-              Loans without any interest or consideration, service or advice without cost.

-              Loans involving an obligation for the borrower that does not correspond to the essence or nature of the loan agreement.

-              Operations whose characteristics differ from the operations performed with third parties

The group of balances and operations with related parties is the following:

52

2013
	Shareholders with interest equal to or greater than 10% of outstanding ordinary or preferential shares	Companies with Interest greater than 10% and subordinate companies	Directors	Shareholders with Interest less than 10% of capital stock of the Parent Company and with operations greater than 5% of the Technical Equity

Asset:
Interbank funds sold and repurchase agreements	-	-	-	-
Investments in Debt and Equity Securities		832.399
Loan portfolio, net	9.887	228.852	106.501
Acceptances and Derivatives				11.129
Accounts receivable, net	43	11.792	1.082
Other assets		186.112
	9.930	1.259.155	107.583	11.129

Liability:
Deposits and Obligations	201.393	54.456	9.565	998.620
Interbank funds purchased	-	-	-	-
Acceptances and Derivatives				1.688
Accounts payable
Long term debt		1.000	15	260.000
	201.393	55.456	9.580	1.260.308

Income:
Dividends received		35.799
Interest and other operating income	2.128	18.781	9.748	23.569
	2.128	54.580	9.748	23.569

Expenses:
Interest and other operating expenses	258	3.264	103	48.633
Fees			638
Others	121	778	981	7.610
	379	4.042	1.722	56.243

53

2012
	Shareholders with interest equal to or greater than 10% of outstanding ordinary or preferential shares	Companies with Interest greater than 10% and subordinate companies	Directors	Shareholders with Interest less than 10% of capital stock of the Parent Company and with operations greater than 5% of the Technical Equity

Asset:
Investments in Debt and Equity Securities	-	113,792	-	10,178
Loan portfolio, net	100,169	504,367	74,010	553,710
Acceptances and Derivatives	-	-	-	18,759
Accounts receivable, net	1,122	8,501	3,732	2,706
Other assets	-	245,946	-	-
	101,291	872,606	77,742	585,353

Liability:
Deposits and Obligations	2,384	209,844	7,088	3,785,285
Interbank funds purchased	-	-	-	-
Acceptances and Derivatives	-	-	-	5,984
Accounts payable	-	17	137	1
Long term debt	1,000	-	-	728,400
	3,384	209,861	7,225	4,519,670

Income:
Interest and other operating expenses	1,158	26,012	6,988	25,840
	1,158	26,012	6,988	25,840

Expenses:
Interest and other operating expenses	1,221	4,825	774	9,464
Fees	-	1	331	0
Others	-	-	-	-
	1,221	4,826	1,105	9,464

54

Balances of the transactions between the direct financial subordinate companies as of 2013 are the following:

Bancolombia	Leasing Bancolombia S.A.	Fiduciaria Bancolombia S.A.	Valores Bancolombia S.A.	Bancolombia (Panamá) S.A.	Banca Inversión Bancolombia S.A.	Factoring Bancolombia S.A.	Bancolombia Puerto Rico	Conglomerado Banagrícola	Banistmo	Tuya S.A.
Asset
Banks	-	-	-	35.071	-	-	-	-		-
Interbank Funds sold and repurchase agreements	-	-	-	-	-	45.000	-	-	385.366	-
Investment in Debt and Equity Securities	967.584	164.609	110.668	26.976	315.115	96.356	19.919	-	1.279.633	135.159
Loan portfolio, net	490.724	-	-	-	2	72.941	-	-		20
Derivatives and acceptances	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net	1.232	-	-	167	3	214	70	-	125	179
Other assets	368.596	69.527	73.166	1.750.839	161.576	-	156.705			36.058
Liability
Deposits and Obligations	829.592	238.654	27.653	-	41.859	84.852	-	-	-	65.270
Interbank Funds purchased	-	-	-	-	-	-	-	-	-	-
Derivatives and acceptances	-	-	-	-	-	-	-	-	-	-
Accounts payable	9.736	-	-	13.187	-	-	-	-	-	-
Interbank borrowings	-	-	-	1.689.830	-	-	-	-	-	-
Other liabilities	360	-	-	-	4	12.482	-	-	-	-
Income
Dividends Received	169.631	78.614	53.239	-	37.216	-	-	-		37.380
Interest and other operating income	25.450	561	3	142	7	3.883	17	-	234	2.388
Others	2.426	1.739	1.858	-	514	637	-	-		-
Expenses
Interest and other operating expenses	29.460	9.081	912	31.844	1.478	1.326	-	-		3.098
Fees				5
Others	62.882	463	-	-	0	-	-	-	-	-

55

Banca de Inversión	Leasing Bancolombia S.A.	Fiduciaria Bancolombia S.A	Valores Bancolombia S.A.	Factoring Bancolombia S.A.	Tuya S.A.	Bancolombia Panamá S.A.	Bancolombia Puerto Rico	Conglomerado Banagrícola
Asset
Banks	-	-	-	-	-	5.432	-	-
Monetary Obligations and Related Operations	-	-	-	-	-	-	-	-
Investments in Debt and Equity Securities	39.400	6.738	3.512	6.959	8.791	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-
Accounts receivable, net	-	-	-	-	-	-	-	-
Other Assets	15.555	1.816	1.873		348
Liability
Deposit and Obligations	-	-	-	-	-	-	-	-
Interbank Funds purchased	-	-	-	-	-	-	-	-
Acceptances and derivatives	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	-	-	-	-	-
Outstanding investment securities	-	-	-	-	-	-	-	-
Other liabilities	-	-	-	997	-	-	-	-
Income
Dividends Received	7.317	2.872	1.559	-	1.995	-	-	-
Interest and Other Operating income	-	-	-	136	-	-	-	-
Other	-	-	-	-	-	-	-	-
Expenses
Interest and other operating expenses	-	-	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

56

Factoring Bancolombia	Bancolombia Panamá S.A.	Leasing Bancolombia S.A.	Fiduciaria Bancolombia S.A	Valores Bancolombia S.A.	Banca de Inversión Bancolombia S.A.	Bancolombia Puerto Rico	Tuya S.A.	Conglomerado Banagrícola
Asset
Banks	3.044	-	-	-	-	-	-	-
Monetary Obligations and Related Operations	-	-	-	-	-	-	-	-
Investments in Debt and Equity Securities	-	-	-	-	-	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-
Accounts receivable, net	-	-	-	-	-	-	-	-
Liability
Deposit and Obligations	-	-	-	-	-	-	-	-
Interbank Funds purchased	-	-	-	-	-	-	-	-
Acceptances and derivatives	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	11	-	-	-	-
Outstanding investment securities	-	-	-	-	-	-	-	-
Income
Dividends Received	-	-	-	-	-	-	-	-
Interest and Other Operating income	16	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Expenses
Interest and other operating expenses	4	-	-	12	-	-	-	-
Fees	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

Fiduciaria Bancolombia	Leasing Bancolombia S.A.	Valores Bancolombia S.A.	Bancolombia Panamá S.A.	Banca de Inversión Bancolombia S.A.	Factoring Bancolombia S.A.	Bancolombia Puerto Rico	Tuya S.A.	Conglomerado Banagrícola
Assets
Banks	-	-	-	-	-	-	-	-
Monetary Obligations and Related Operations	-	-	-	-	-	-	-	-
Investments in Debt and Equity Securities	-	-	-	-	-	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-
Accounts receivable, net	2	-	-	-	-	-	-	-
Liability
Deposit and Obligations	-	-	-	-	-	-	-	-
Interbank Funds purchased	-	-	-	-	-	-	-	-
Acceptances and derivatives	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-
Accounts payable	-	4.825	-	-	-	-	-	-
Outstanding investment securities	-	-	-	-	-	-	-	-
Income
Dividends Received	-	-	-	-	-	-	-	-
Interest and Other Operating income	6	-	69	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Expenses
Interest and other operating expenses	-	59.370	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

57

Leasing Bancolombia	Fiduciaria Bancolombia S.A.	Valores Bancolombia S.A.	Bancolombia Panamá S.A.	Banca de Inversión Bancolombia S.A.	Factoring Bancolombia S.A.	Bancolombia Puerto Rico.	Tuya S.A.	Conglomerado Banagrícola
Asset
Banks	-	-	42	-	-	-	-	-
Monetary Obligations and Related Operations	-	-	-	-	-	-	-	-
Investments in Debt and Equity Securities	-	-	-	-	-	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-
Accounts receivable, net	-	1	-	-	-	-	-	-
Other Assets	-	-	-	-	-	-	-	-
Liability
Deposit and Obligations	-	-	-	-	-	-	-	-
Interbank Funds purchased	-	-	-	-	-	-	-	-
Acceptances and derivatives	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-
Accounts payable	-	24	-	-	-	-	-	-
Outstanding investment securities	-	-	-	-	-	-	-	-
Income
Dividends Received	-	-	-	-	-	-	-	-
Interest and Other Operating income	-	8	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Expenses
Interest and other operating expenses	5	30	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

Bancolombia Panamá	Leasing Bancolombia S.A.	Factoring Bancolombia S.A.	Bancolombia Puerto Rico	Conglomerado Banagrícola	Fiduciaria Bancolombia S.A.	Valores Bancolombia S.A.	Banca de Inversión Bancolombia S.A.	Banistmo	Tuya S.A
Asset
Banks	-	-	-	7.327	-	-	-	-	-
Interbank funds purchases sold and repurchase agreements	-	-	77.073	-	-	-	-	57.805	-
Investments in Debt and Equity Securities	-	-	-	858.480	-	-	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-	-
Accounts receivable, net	-	-	5	0	-	-	-	4	-
Other Assets	-	-	-	489.014	-	-	-	-	-
Liability
Deposit and Obligations	42	3.044	-	2.908	-	-	5.432	-	-
Interbank Funds purchased	-	-	-	-	-	-	-	-	-
Acceptances and derivatives	-	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	-	-	-	-	-	-
Outstanding investment securities	-	-	-	-	-	-	-	-	-
Income
Dividends Received	-	-	-	290.186	-	-	-	-	-
Interest and Other Operating income	-	-	115	-	-	-	-	8	-
Other	-	-	-	-	-	-	-	-	-
Expenses
Interest and other operating expenses	-	16	-	280	-	-	-	-	-
Fees	-	-	-	-	-	-	-		-
Others	-	-	-	-	-	-	-	-	-

Bancolombia Puerto Rico S.A.	Bancolombia Panamá S.A.	Leasing Bancolombia S.A.	Factoring Bancolombia S.A.	Conglomerado Banagrícola	Fiduciaria Bancolombia S.A.	Valores Bancolombia S.A.	Banca de Inversión Bancolombia S.A.	Tuya S.A
Asset
Banks	-	-	-	-	-	-	-	-
Monetary Obligations and Related Operations	-	-	-	-	-	-	-	-
Investments in Debt and Equity Securities	-	-	-	-	-	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-
Accounts receivable, net	-	-	-	-	-	-	-	-
Liability
Deposit and Obligations	-	-	-	-	-	-	-	-
Interbank Funds purchased	77.073	-	-	-	-	-	-	-
Acceptances and derivatives	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-
Accounts payable	5	-	-	-	-	-	-	-
Outstanding investment securities	-	-	-	-	-	-	-	-
Income
Dividends Received	-	-	-	-	-	-	-	-
Interest and Other Operating income	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Expenses
Interest and other operating expenses	126	-	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

Tuya S.A.	Valores Bancolombia S.A.	Banca de Inversión Bancolombia S.A.	Leasing Bancolombia S.A.	Fiduciaria Bancolombia S.A.	Bancolombia Panamá S.A.	Factoring Bancolombia S.A.	Bancolombia Puerto Rico	Conglomerado Banagrícola
Asset
Banks	-	-	-	-	-	-	-	-
Monetary Obligations and Related Operations	-	-	-	-	-	-	-	-
Investments in Debt and Equity Securities	-	-	-	-	-	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-
Accounts receivable, net	-	-	-	-	-	-	-	-
Liability
Deposit and Obligations	-	-	-	-	-	-	-	-
Interbank Funds purchased	-	-	-	-	-	-	-	-
Acceptances and derivatives	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	-	-	-	-	-
Outstanding investment securities	-	-	-	-	-	-	-	-
Income
Dividends Received	-	-	-	-	-	-	-	-
Interest and Other Operating income	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Expenses
Interest and other operating expenses	-	-	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-

Valores Bancolombia	Leasing Bancolombia S.A.	Fiduciaria Bancolombia S.A	Banca de Inversión Bancolombia S.A.	Valores Bancolombia Panamá	Bancolombia Panamá S.A.	Factoring Bancolombia S.A.	Bancolombia Puerto Rico	Tuya S.A.	Conglomerado Banagrícola
Asset
Banks	-	-	-	-	-	-	-	-	-
Monetary Obligations and Related Operations	-	-	-	-	-	-	-	-	-
Investments in Debt and Equity Securities	-	-	-	289	-	-	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-	-
Accounts receivable, net	24	4.825	-	363	-	11	-	-	-
Other assets				32.213
Liability
Deposit and Obligations	-	-	-	-	-	-	-	-	-
Interbank Funds purchased	-	-	-	-	-	-	-	-	-
Acceptances and derivatives	-	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-	-
Accounts payable	1	-	-	-	-	-	-	-	-
Outstanding investment securities	-	-	-	-	-	-	-	-	-
Income
Dividends Received	-	-	-	-	-	-	-	-	-
Interest and Other Operating income	30	59.370	-	5.248	-	-	-	-	-
Other	-	13	-	-	-	12	-	-	-
Expenses
Interest and other operating expenses	4	-	-	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-

Banistmo	Leasing Bancolombia S.A.	Factoring Bancolombia S.A.	Bancolombia Puerto Rico	Conglomerado Banagrícola	Fiduciaria Bancolombia S.A	Valores Bancolombia S.A.	Banca de Inversión Bancolombia S.A.	Bancolombia Panamá S.A.	Tuya S.A.
Asset
Banks	-	-	-	-	-	-	-	-	-
Interbank funds sold and repurchase agreements	-	-	-	-	-	-	-	-	-
Investments in Debt and Equity Securities	-	-	-	-	-	-	-	-	-
Loan portfolio, net	-	-	-	-	-	-	-	-	-
Acceptances and Derivatives	-	-	-	-	-	-	-	-	-
Accounts receivable, net	-	-	-	-	-	-	-	-	-
Other assets	-	-	-	-	-	-	-	-	-
Liability
Deposit and Obligations	-	-	-	-	-	-	-	-	-
Interbank Funds purchased	-	-	-	-	-	-	-	57.805	-
Acceptances and derivatives	-	-	-	-	-	-	-	-	-
Financial obligations	-	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	-	-	-	-	4	-
Outstanding investment securities	-	-	-	-	-	-	-	-	-
Income
Dividends Received	-	-	-	-	-	-	-	-	-
Interest and Other Operating income	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-
Expenses
Interest and other operating expenses	-	-	-	-	-	-	-	12	-
Fees	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-

58

Note 12 – Income Tax

Tax regulations in force in 2013 applicable to the parent company and its subsidiaries establish the following:

1.	Income Tax

a.	According to the provisions of Law 1607/2012, the rate applicable to taxable income as of 2013 is 25%; in 2012, it was 33%.

The base to determine the income tax cannot be less than 3% of the company’s liquid net worth on the last day of the immediately preceding fiscal year.

b.	Occasional income is settled separately from ordinary income and is taxed at a rate of 10% as of 2013; in 2012, the rate was equivalent to 33%.

Occasional income is deemed as the income obtained from the disposal of fixed income and shares held for two (2) years or more, and the profits derived from the liquidation of companies, among others.

c.	The regulation allows determining the higher value paid during the acquisition of shares as goodwill, which may be considered as a deductible.

d.	The calculation of taxable and non-taxable dividends, with respect to profits obtained as of 2013, allows including the tax discounts derived from taxes paid abroad and carry-backs and carry-forwards.

e.	VAT paid in the purchase of capital assets may be managed as a tax discount in the income tax return.

f.	Deferred tax credits and/or debits are calculated over the differences presented between income and tax deductions with respect to accounting income and expenses registered in the financial statements for investments, derivative operations, decreed and unpaid dividends, estimated liabilities, among others, generating temporary differences on December 31, 2012 and December 31, 2013 and implying the deferral of the income tax, which is calculated as a deferred tax credit and/or debit, as applicable. This tax is paid when the differences generating the same are reverted.

g.	Deductions for investments in real fixed productive assets applied until the 2010 fiscal year for the majority of income taxpayers; notwithstanding the foregoing, Leasing Bancolombia and Renting Colombia, which have signed a legal stability agreement, may continue to apply this tax benefit during the term of the agreement. The foregoing implies that these companies may establish a 40% deduction in the tax returns related to the purchases of real fixed productive assets.

2.	Income Tax for Equality– CREE.

a)	The Income Tax for Equality – CREE (for its acronym in Spanish) was created for companies, legal entities and other assimilated entities, whether foreign or domestic, which must file income tax and supplementary tax returns.

b)	The rate for this tax is 9% for 2013 to 2015, and shall be 8% as of 2016.

c)	The event responsible for generating the Income Tax for Equality – CREE, is the attainment of income susceptible of increasing the company’s net worth. The taxable base is determined based on the entirety of the gross income earned during the year susceptible of increasing net worth, excluding occasional income or non-income benefits. This base allows the subtraction of costs and deductions accepted in the settlement of income by the Ordinary System, except in certain deductions such as: donations, contributions to mutual funds, tax loss compensations, deduction of real fixed productive assets, among others.

59

Said taxable base cannot be lower than three percent (3%) of the liquid net worth from the preceding year.

3.	Equity Tax

Law 1370/2009 established the equity tax for 2011 assumed income taxpayers; therefore, any taxpayer with a liquid net worth in excess of $5,000 must pay a rate equivalent to 4.8%. By means of the economic emergency decree 4825/2010, a 25% surcharge was established for this tax, due to which the total rate was now equivalent to 6%. The equity tax that was generated, including the surcharge, amounts to $469,002, which must be paid from the 2011 fiscal year until the 2014 fiscal year. In 2013, the company paid 2 installments equivalent to $117,251, which were registered in the revaluation account in equity or expenses.

4.	Transfer Pricing

Income taxpayers having entered into operations with foreign economic affiliates or related parties and/or with residents of countries deemed as tax havens are bound to determine the operations by applying the principle of full competition for the purposes of the income tax and any other supplementary tax. For purposes of the foregoing, taxpayers must indicate the economic functions or activities, the assets used and the risks assumed within the operations, thereby complying with the formal obligations related to the presentation of the transfer pricing study and the respective tax return.

The transfer pricing study corresponding to 2012 has already been presented, without the need to establish additional provisions in the income tax section.

5.	Taxation of Foreign Affiliates

a.	With respect to the companies of Grupo Bancolombia domiciled in Panama, Bancolombia Panamá, S.A., Sistema de Inversiones y Negocios S.A., Banagrícola S.A., Suvalor Panamá Fondo de Inversión S.A. and Valores Bancolombia Panamá S.A., and domiciled in the Cayman Islands, Bancolombia Cayman S.A., income taxes are regulated according to the provisions of the Panamanian Fiscal Code, which indicates that profits derived from operations carried out outside of the Republic of Panama cannot be taxed. Due to the foregoing, the profits obtained by the Companies mentioned above are not subject to income tax.

Banistmo S.A and its affiliates incorporated in the Republic of Panama pay an income tax rate equivalent to 27.5% for 2013, and 25% as of 2014, on the profits obtained in the country. According to the tax regulations currently in force in the country, earnings derived from foreign operations, from interest earned on fixed-term deposits in local banks, debt securities from the Government of Panama and from investments in securities listed in the Superintendence of the Securities Market (Superintendencia del Mercado de Valores), are exempt from the payment of income tax.

b.	Subsidiaries incorporated in El Salvador must pay the income tax on income obtained in the country at a rate of 30%, according to El Salvador’s Income Tax Law contained in Legislative Decree No. 134/1991, which entered into effect on January 1, 1992.

The latest reform, which entered into effect on January 1, 2012, established that companies domiciled in the country with income equal to or greater than USD150 per year will only pay 25% on taxable income. Dividends are excluded from the calculation of the tax, and shall be taxed at a rate of 5% upon their distribution.

c.	According to the International Banking Center Regulatory Act, subsidiary Bancolombia Puerto Rico is 100% exempt from taxes on its earnings and property and from municipal taxes, as long as the same are derived from international banking activities.

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d.	Subsidiaries incorporated in Peru must pay income tax on net income obtained in the country at a tax rate equivalent to 30%. If the company distributes its profits either in whole or in part, an additional rate equivalent to 4.1% shall apply to the distributed amount, which must be paid by the shareholders regardless if they are individuals or legal entities that are not domiciled in the country. The foregoing according to the provisions of Supreme Decree No. 122-94-EF.

Fondo de Inversión Arrendamiento Operativo Renting Perú is exempt from the foregoing, given that as of the 2003 fiscal year and according to the provisions of Law No. 27804 (published on August 2, 2002), Investment Funds are no longer considered legal entities for purposes of the Income Tax, and are therefore exempt from paying the same. Income taxes shall be borne by the participants.

e.	The parent company has no plans in the near future to bring the profits accumulated from previous fiscal years and generated through foreign subsidiaries Bancolombia Panamá and Puerto Rico, which were included in the Consolidated Financial Statements on December 31, 2013, to Colombia. Said profits, under Colombian regulations, amount to USD581,956 (2012- USD481,880), and if brought to Colombia, they would generate income taxes at the current rate in force.

Note 13 – Contingencies

The Parent Company

a. Contingencies covered by Fogafin

Within the privatization process of the former Banco de Colombia (absorbed in 1998), which concluded in January 31, 1994, the Financial Institution Guarantee Fund (Fondo de Garantías de Instituciones Financieras FOGAFIN), undertook to assume the economic effects derived as a consequence of passive contingencies caused from events prior to the date of sale of the shares claimed within the five following years. On December 31, 2013, there are no civil contingencies covered by FOGAFIN for Bancolombia with the guarantee, given that the related processes have already been completed and FOGAFIN returned the amounts requested to the Bank.

b. Legal Proceedings

On December 31, 2013 and 2012, there were ordinary civil lawsuits, class actions and civil actions within criminal and executive proceedings that had been filed against the Bank, with claims approximately amounting to $261,434 and $270,153, respectively, and with provisions on the same date equivalent to $4,720 and $4,592. Provisions are established or not according to the development of the legal proceedings and in the opinion of the attorneys on the classification of the contingency as likely, possible or remote (without the same being mandatory or binding). See Note 2 – Summary of Significant Accounting Policies, letter V.

On December 31, 2013 and 2012, there were labor lawsuits filed against the Bank with claims approximately amounting to $13,419 and $16,820, which final result is imprecise due to the controvertible nature of the obligations, the provisions for the contingencies on those dates were $2,517 and $9,752, after the reclassification of the risks taking into account the progress of the proceedings and the partial results thereof.

The following are contingencies against in excess of $5,000 on December 31, 2013:

Proceedings	Current Amount	Provision	Contingency Classification
Class action by José Reinaldo Bolaños	88,500	-	Possible
Inversiones C.B.S.A.	40,806	-	Remote
Carlos Julio Aguilar and others	30,210	-	Possible
Suescún & de Brigard Abogados Consultores Ltda	8,250	-	Remote
Ordinary proceedings by Gloria Amparo Zuluaga Arcila	5,784	-	Remote
Administrative Action by Interbolsa S.A, Sociedad Administradora de Inversión Interbolsa SAI, Sociedad Liquidadora de la Cartera Colectiva Escalonada “Interbolsa Credit” en Liquidación	Indeterminate	-	Remote

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The main related proceedings are described below:

1.	Class action by José Reinaldo Bolaños

The plaintiffs claim that several financial institutions – Bancolombia included – incurred in the collection of amounts not due by unlawfully capitalizing the interest that was accrued in the development of public debt restructuring agreements in charge of the municipality of Santiago de Cali, which were subscribed during the execution of Fiscal and Financial Consolidation Law. The plaintiffs affirm that the actions of the financial entities violated, in addition to the laws related to the collection of interest, the collective rights to administrative morality and the protection of the municipality’s public funds. The basic claim of the class action is to obtain a legal order such that the entities return the overcharged amounts, which, in the case of Bancolombia, are equivalent to $88,500. The process was in the evidentiary stage on December 31, 2013.

2.	Inversiones C.B. S.A.

In 1997, Conavi, currently Bancolombia, granted Inversiones C.B. S.A. a loan equivalent to $6,000 for the construction of a real estate project, conditioning the periodic disbursements thereof to the progress of the project, among other requirements. Due to the paralysis of the works and the construction company’s default, Conavi, currently Bancolombia, suspended the disbursements, which in the plaintiff’s opinion constitutes a breach that caused damages. The plaintiffs intend for Bancolombia to be sentenced to pay Inversiones C.B. S.A. concepts such as loss-of-profit and returns, the cost of opportunity of the capital, the value of the liabilities of the real estate project and monetary correction. The contingency is deemed as remote, given that the Bank made the disbursements according to the agreement, the victim was responsible for errors in the use of the funds and the existence of extraneous causes such as the economic unfeasibility of the project and the crisis of the construction sector causing the failure of the project. A first instance ruling favorable for the Bank was issued in August 2010, which was appealed by the plaintiff. On December 31, 2013, a second instance ruling is pending on the proceedings.

3.	Carlos Julio Aguilar and others

This is a class action in which the Plaintiff believes that the collective rights of public morality and the net worth of the Department of Valle were violated with the restructuring of the financial obligations of the Department and the performance plan subscribed thereby. On December 31, 2013, the proceedings continue to be suspended and are awaiting the submission of the expert report related to the charging of interest from the department of Valle by the banks involved as defendants.

4.	Editorial Oveja Negra Ltda. and José Vicente Katarain Velez.

The proceedings related to Editorial Oveja Negra Ltda. and José Vicente Katarain, initiated against Conavi, currently Bancolombia, were reported in June 2013. Even though there had been first and second instance rulings issued in favor of the Bank, the plaintiff filed an appeal for cassation, which was ruled against the plaintiff by the Supreme Court of Justice and effectively terminated the proceedings. The foregoing is the reason why these proceedings were removed from the contingencies in November 2013.

5.	Suescún & de Brigard Abogados Consultores Ltda.

Law firm Suescún & De Brigard Abogados Consultores Ltda., the attorneys-in-fact of Bancolombia before an arbitration court, filed a lawsuit against the Bank claiming that the settlement agreement reached between Bancolombia and the counterparty was sufficient grounds to justify the payment of the success commission agreed upon in the corresponding fee agreement according to the plaintiff. A first instance ruling was issued on October 25, 2013, in favor of the Bank, which was appealed and was pending a second instance ruling on December 31, 2013.

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6.	Gloria Amparo Zuluaga

The plaintiff intends to obtain the declaration of damages caused by Bancolombia as a consequence of the debits from the plaintiff’s checking accounts in 1995 and 1996. This process is related to the criminal events affecting the Unicentro Office of the former BIC. On December 31, 2013, the process was pending a second instance ruling.

7.	Interbolsa S.A., Sociedad Administradora de Interbolsa SAI, Sociedad Liquidadora de la Cartera Colectiva Escalonada “Interbolsa Credit” en liquidación against Bancolombia S.A e Interbolsa S.A. en liquidación judicial.

The plaintiff intends to secure the revocation of the payment received by Bancolombia for $71,503, which applied to the cancellation of an obligation of Interbolsa S.A., and for said amount to be returned to Interbolsa S.A.’s net worth, which is currently undergoing judicial liquidation proceedings.

The proceedings, which were filed before the Superintendence of Companies of Colombia, are currently in the stage of notifying the exceptions proposed by Bancolombia.

a.	DIAN and other entities

Income Proceedings	Claims	Provision(1)	Contingency Classification
2006 Income, the official settlement review, by means of which income was intended to be added and costs and deductions were intended to be ignored, was contested.	41,968	20,984	Probable
2008 Income, a claim was filed against the official settlement review by means of which income was intended to be added and costs and deductions were intended to be ignored.	61,841	30,974	Probable

(1)	50% of the respective amount is provisioned according to the Superintendence’s current regulations, as long as the contingency classification is Likely.

Municipality of Barranquilla

Industry and Trade Processes	Year	Claims	Provision(1)	Contingency Classification
The discussion relates to the stamp duty to benefit the elderly.	2005	182	91	Remote(2)
	2006	355	177

(2)	The contingency classified as Remote has a provision because the government channels have already been exhausted.

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Leasing Bancolombia

The following are the contingencies against in excess of $1,000 on December 31, 2013:

Name of the Proceedings	Initial Amount	Current Amount	Contingency Classification
Lina María Ríos Chaverra (1)	3,700	3,700	Remote
Sandra Díaz (1)	3,201	3,201	Remote
Carlos Andres Peña(1)	2,520	2,520	Remote
Transportes Cetta (2)	1,789	1,418	Possible
Jhoana Tafur(1)	1,482	1,482	Remote
Aura Liliana Rodríguez(1)	1,301	1,545	Remote
Samuel Patiño Jaimes(1)	1,234	1,234	Remote
José María Arcila(1)	1,229	1,298	Remote
Luis Ariel Rey Trujillo(1)	1,227	1,227	Remote
Lucila Flórez de Camacho(1)	1,218	1,218	Remote
Azucena Peña de Moreno(1)	1,091	1,091	Remote
Martha Edilma Ballesteros(1)	1,034	1,034	Remote
Patricia Yolanda Ceballos(1)	1,034	1,034	Remote
Fabio Hernando González(1)	1,030	1,031	Remote

(1)	These correspond to Civil Liability proceedings for traffic accidents, where the experience and legal merits of our defense prove that the possibility of an unfavorable sentence is Remote; therefore, the likelihood of these contingencies is low.

(2)	These proceedings correspond to an ordinary contractual civil liability process for the Company’s alleged breach in failing to transfer the ownership of certain vehicles, which is currently in the evidentiary phase.

The amount of these proceedings may be high by virtue of the moral damages attributed to this kind of accidents due to the death of people therein, or due to the amount of victims that may be involved.

The process classified as “Possible” is classified as such to the extent that it might have possible risks due to the procedural status and the normal variables of the process, despite the defense’s appropriate support.

None of these processes have been provisioned to date, given that none of the contingencies has been classified as likely according to the assessments of our attorneys.

Fiduciaria Bancolombia

a.	Tax disputes

On December 31, 2013, Fiduciaria Bancolombia has the following relevant contingencies:

Proceedings in the Municipality of Barranquilla

Industry and Trade Proceedings	Year	Claims	Provision
The discussion deals with the difference between the VAT and the Industry and Trade Tax returns, and income obtained outside of the District.	2010	3,714	-

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b.	Legal proceedings, lawsuits

The balance of this account on December 31, 2013 comprises the following:

Name of the Proceedings	Current Amount	Contingency Classification
Ordinary Proceedings, Aseo Total E.P.S	$1,306	Possible
María Lía Vélez and others against Factoring Market and Fiduciaria Bancolombia	488	Remote
Ordinary Proceedings, Pedro Quiroz Moreno	460	Remote
General Comptrollership’s Office 009 of 2012 (indeterminate amount)		Remote
General Comptrollership’s Office 038 of 2012 (indeterminate amount)		Remote
General Comptrollership’s Office 01917 of 2011 P.A. OPAIN (indeterminate amount)		Remote
Other contingencies, minor amounts (1)	462
Total legal proceedings	$2,716

(1)	Corresponds to contingencies which amounts are lower than $400

No provisions have been established for said contingencies in 2013 and 2012.

Contingencies of the trust company:

1.	Ordinary proceedings Aseo Total E.S.P, which intend the declaration of breach by the Trust Company of the obligation to pay the company Aseo Total E.S.P. an amount of money that was assigned to said company by Corpoaseo Total S.A. E.S.P., corresponding to the portfolio recovery generated by the concession contract for the provision of the sanitation service in Bogotá. Said amounts were seized by the National Tax and Customs Office (DIAN). The first and second instance rulings have been favorable to the trust company, and we are awaiting the filing of the cassation lawsuit by the plaintiff. The amount of these proceedings is $1,306, plus commercial interest. This contingency was classified as Possible.

2.	Ordinary proceedings initiated by María Lía Vélez and others, which request the declaration of Fiduciaria Bancolombia S.A. y Factoring Market S.A.’s joint and several liability for the acts and omissions committed within the commercial trust business with third parties intervening in the purchase of invoices through an electronic platform in the virtual market. These proceedings are currently in the evidentiary phase, and the amount thereof is $488. This contingency is classified as Remote.

3.	Ordinary proceedings promoted by Pedro Quiroz Moreno against construction company Coinser and Fiduciaria Bancolombia S.A., which request the declaration of the defendants’ civil liability due to the damages caused to Deportivos Germany with the construction of the urban development project Torres de Moldavia, which bordered with the commercial establishment Deportivos Germany. The plaintiff requests the acknowledgment of consequential damages, loss-of-profit, moral damages, among others. The proceedings are currently pending the first instance ruling, for an amount of $460. This contingency is classified as remote.

4.	Preliminary Investigation – Tax Liability Proceedings No. 009 de 2012, initiated by the General Comptrollership’s Office with respect to trust fund P.A. Concesión Aseo, derived from the alleged asset impairment caused by (i) the inappropriate planning of the structuring process for Public Tender No. 001-2011, in charge of UAESP, for the provision of garbage collection, sweeping and cleaning services in Bogotá, (ii) the irregular management of the resources of the General Sanitation Scheme Fund (Bolsa del Esquema General de Aseo), the lawfulness of the expenses charged to said resources and the management of said resources; and (iii) the disposal of the rate-derived resources of the General Sanitation Scheme Fund, ordered by the UAESP. This process is currently in the preliminary investigation phase, and no charges have been brought against the Trust Company. This contingency is classified as Remote and its amount is undetermined.

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5.	Preliminary Investigation – Tax Liability Proceedings No. 038 de 2012, initiated by the General Comptrollership’s Office with respect to trust fund P.A. Concesión Aseo, derived from the alleged asset impairment related to the following tax events: (i) the assessment of the cost system (2003 to 2011) of the General Sanitation Scheme Fund [Bolsa del Esquema General de Aseo], (ii) the analysis of the higher amount paid by the users of the Sanitation Service (extension of contracts from 2010 to 2011), and (iii) the assessment of the application of the new rate structuring scheme of 2005 to the extension of contracts from 2010 to 2011. This process is currently in the preliminary investigation phase, and no charges have been brought against the Trust Company. This contingency is classified as Remote and its amount is undetermined.

6.	Preliminary Investigation – Tax Liability Proceedings No. 01917 de 2011, initiated by the General Comptrollership’s Office derived from the alleged asset impairment of the Special Administrative Unit of the Directorate of Civil Aviation (Aeronáutica Civil), due to the deposit of lease fees by the concession holder OPAIN S.A. in a trust fund that was not established in concession contract No. 6000169-0k, thereby generating a decrease in the base value to determine the consideration to be paid to the Directorate of Civil Aviation. This process is currently in the preliminary investigation phase, and no charges have been brought against the Trust Company. This contingency is classified as Remote and its amount is undetermined.

Contingencies of the Trust Company as a participant in Consortiums:

Fiduciaria Bancolombia is part of different consortiums that have entered into fiduciary agreements with different state entities. By virtue of the execution of said agreements, the trust company may be sued in its capacity as member of the consortium. The liability derived thereof is determined by the trust company’s percentage of interest in each consortium.

The following is a list of the relevant proceedings that have been initiated against the businesses entered into and managed under the consortium scheme:

1.	Consorcio FYDUFOSYGA 2005: consortium composed of: Fiduciaria Bancolombia S.A., Fiduagraria S.A., Fidubogotá S.A., Fiduoccidente S.A., Fiducoldex S.A., Fiduciar S.A., Fiduprevisora S.A., Fidupopular S.A. Given that CONSORCIO FIDUFOSYGA has a large volume of proceedings, for purposes of these notes we shall report the number of proceedings that are currently being carried out against the consortium, classified according to action type:

Jurisdiction	Action Type	Number of Proceedings
Contentious Administrative Jurisdiction	Contractual actions	2
	Actions for nullity and reinstatement of rights	2
	Direct compensation	180

Ordinary Jurisdiction	Executive proceedings	23

Labor Jurisdiction	Executive proceedings	2
	Ordinary proceedings	14

Tax Jurisdiction	Tax liability	5

2.	Consorcio FOPEP: consortium composed of: Fiduciaria Bancolombia, Fiducoldex and Fiduprevisora, Ordinary labor proceedings filed by the plaintiff John Freddy Bustos Lombana, who claims to have provided his services as attorney and management assistant in two (2) different contracts. Due to the foregoing, he requests the payment of salaries and other fringe benefits. The second instance ruling was favorable to the Consortium, and the extraordinary appeal for cassation is currently being processed.

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Contingencies of the trust funds managed by the Trust Company:

1.	Chisa Lote 2C Trust Fund: To date, there are four (4) legal proceedings against this trust fund: (i) one (1) class action due to the alleged invasion of public space allegedly incurred by the trust fund in the enclosure of its property. The evidentiary phase of these proceedings is currently pending completion and its amount its undetermined; (ii) one (1) executive process derived from an ordinary process due to grievous damages, which payment obligation is currently being settled; (iii) one (1) ordinary large claims process which intent is to secure the statute of limitations for acquisition of an immovable property, which is currently pending the examination of evidence requested by the parties. The amount of this process is undetermined, and (iv) a process which intent is the delivery of the immovable property identified with real estate registration No. 060-209429, located in the city of Cartagena in the Rodrigo Torices neighborhood, which is part of the El Papayal sector, or the payment of the property’s sales price. The process is currently awaiting the response to the claim and we expect that the hearing provided in art. 101 of the Colombian Procedural Code will be held. The amount of this process is undetermined, and a potential unfavorable sentence will not affect the trust company’s equity.

2.	A Direct Compensation Claim was filed against Trust Fund P.A. GREEN OFFICE CORPORATIVO in 2013, promoted by Empresa de Acueducto y Alcantarillado de Bogotá by virtue of the damages caused to the sewage network of Bogotá by the subsidence of the construction of the building GREEN OFFICE, located at carrera 11ª No. 98 – 06. The claim is also promoted against the construction company Pijao Grupo de Empresas Constructoras S.A. and against three other trust funds managed by other trust companies. The term to answer the claim is currently underway and the amount of the proceedings is equivalent to $1,639. A potential unfavorable sentence will not affect the trust company’s equity.

Valores Bancolombia

On December 2013, there were two (2) ordinary contractual civil liability proceedings filed against the company, which claims add to approximately $4,036 and which probability of loss is remote according to the information supplied by the outside counsel in charge of the same, as follows:

1.	Ordinary proceedings by Myriam Giraldo de Gómez, where the plaintiff intends to secure the payment of damages for an alleged breach of an order to invest in securities. On December 31, 2013, a first instance ruling was issued in favor of Valores Bancolombia, and the appeal filed by the plaintiff is currently being processed.

On January 23, 2014, the defendant received a notice from the plaintiff with respect to the withdrawal of the appeal.

2.	Ordinary proceedings filed by Iván Salas Vergara and others, where the plaintiffs intend to secure payment of certain fixed-term deposits negotiated by the holder thereof before his death. This lawsuit was filed by the heirs. On December 31, a first instance ruling had been issued in favor of Valores Bancolombia and the appeal filed by the plaintiff was currently being processed.

By virtue of their current classification, no provisions have been established for these proceedings.

Tax Claims:

A provision equivalent to $3,456 was constituted, corresponding to the value estimated by the administration within the discussion held between the Broker and DIAN due to the Financial Transactions Tax withheld and paid in a timely manner by Bancolombia with respect to certain exchange operations as of December 31, 2013, where DIAN believes that Valores Bancolombia should have acted as a withholding agent. The estimated amount payable is $5,102.

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Banco Agrícola

Pending Claims:

During the ordinary course of business, the Company and its subsidiaries are part of legal claims or proceedings filed by different stakeholders. These actions normally correspond to claims related to business laws and tax regulations in force. In certain cases, these actions are based on monetary claims due to matters attributed to the Company and its subsidiaries. On December 31, 2013, the company and its subsidiaries have no pending claims.

Banistmo

Legal Proceedings

The following are the contingencies against in excess of USD500 on December 31, 2013.

Proceeding	Amount	Exposure Amount	Provision	Contingency Classification

ALMA JEAN BAPTISTE vs. MIDLANK BANK PLC (formerly), HSBC Bank PLC, currently HSBC BANK (USA), S.A.	USD442	USD1,123	USD614	Likely

JOHN JENKIS vs. HSBC Bank (Panamá), S.A., BANISTMO S.A. and BANCOLOMBIA (PANAMA) S.A.	USD635	USD283	USD283	Remote

The contingencies indicated above are described below:

1.	Ordinary proceedings filed by Alma Jean Baptiste:

The Plaintiff requests that the Bank be sentenced to pay the amount of the negotiable document (Cashier’s Check) released by MIDLAND BANK PLC in favor of Cecilia Heurtematte and/or Alma de Muñoz, claiming that it was not paid without there being legal grounds to refrain from making said payment. In the First Instance Ruling, the Bank was sentenced to pay USD442, plus interest accrued since the date of suspension of the payment until the effective date of payment. USD509 were deposited on December 30, 2013 as the sentence and legal fees for the first, second and last instances. An out-of-court settlement is currently being negotiated for the payment of the respective interest.

2.	Labor proceedings filed by John Jenkis vs. HSBC Bank (Panama), S.A., Banistmo S.A. and Bancolombia (Panamá) S.A.

The plaintiff filed an unjustified termination lawsuit for USD635, composed of the following concepts: compensation, lost wages, pending wages, holidays, thirteenth month, seniority premium, a proportional annual bonus plus a 25% surcharge.

Note 14- Purchase of assets and liabilities

As part of its growth strategy, the Parent Company bought portfolios from the following entities in 2013 and 2012:

2013
Name of the Entity	Value	Unit of Value	% Purchase
Titularizadora Colombiana	1,887,155	PESOS	100%
Titularizadora Colombiana	81,078	UVR	100%
Titularizadora Colombiana	6,045	UVR	1%
Titularizadora Colombiana	2,610	PESOS	3%
Titularizadora Colombiana	1,307	UVR	3%
Titularizadora Colombiana	684	PESOS	1%

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2012
Name of the Entity	Value	Unit of Value	% Purchase
Titularizadora Colombiana	123,549	PESOS	100%
Titularizadora Colombiana	7,457	UVR	100%
Titularizadora Colombiana	4,945	UVR	101%
Titularizadora Colombiana	1,038	UVR	50%
Titularizadora Colombiana	67	UVR	79%

Note 15- Sale of Assets and Liabilities

The Bank sold its mortgage portfolio to Titularizadora Colombiana in 2013 and 2012; the detail of the operation is the following:

2013
Unit of Value	Date of Sale	Total	Sale Profits	Issuance of Mortgage Securities
Pesos	05/16/2013	$104,039	$5,279	TIPS Pesos N-7
Total		$104,039	$5,279

2012
Unit of Value	Date of Sale	Total	Sale Profits	Issuance of Mortgage Securities
Pesos	02/17/2012	$187,937	$5,500	TIPS Pesos N-4
Pesos	05/04/2012	225,589	6,979	TIPS Pesos N-5
Total		$413,526	$12,479

Note 16 – Subsequent Events

In accordance with the public offering of non-voting preferred shares in Colombia that was previously announced to the market, the Bank published on February 10, 2014 the offer book opening notice.

The offer book will be open until February 28, 2014.

•	On January 31, 2014, the Parent Company announced that, by means of Resolutions No. 0164 and 0165 of January 30, 2014, the Financial Superintendence of Colombia had approved the Issuance and Placement Regulations for one hundred and ten million (110,000,000) non-voting shares with preferred dividend of Bancolombia, and had authorized the public offering thereof.

Based on these authorizations, the administration established February 10 as the estimated date of publication of the offer book opening notice, subject to the market conditions on that date.

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The securities will not be and have not been registered under the Securities Act of 1933 of the United States of America (the “Securities Act”) and cannot be sold or offered in the United States or to any U.S. Persons (as defined under Regulation S of the Securities Act) absent registration or an applicable exemption to the registration requirements.

•	On January 20, 2014, Bancolombia S.A. concluded the process to dematerialize shares; all common shares and non-voting shares with preferred dividend must exclusively circulate in a dematerialized manner.

Therefore, any physical titles containing shares shall be invalid and any negotiation and/or effect on the rights contained therein shall be perfected by means of an electronic register to be kept by Depósito Centralizado de Valores S.A.- DECEVAL.

Pursuant to the foregoing, the new ISIN Codes allocated by DECEVAL for the identification of the shares are the following: Common Shares COB07PA00078 and Preferred Shares COB07PA00086.

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